UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  April 18, 2011

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: April 18, 2011	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release 11-21-TR	Date:	April 18, 2011
1Q RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2011

TECK REPORTS UNAUDITED FIRST QUARTER RESULTS FOR 2011

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) reported earnings attributable to our shareholders of $461 million, or $0.78 per share. Adjusted quarterly profit was $450 million, or $0.76 per share, more than double the $198 million reported in the first quarter of 2010.

"Our adjusted earnings of $0.76 per share for the first quarter were more than double the $0.34 per share in the first quarter last year. The increase was due mainly to significant increases in the prices of coal and copper, notwithstanding lower sales volumes of coal. The quarter did present its challenges with an unusual number of operating issues affecting our production in both copper and coal and adverse weather conditions affecting our rail and port services,” said Don Lindsay, President and CEO. “We are pleased that the strike at our Elkview coal mine was settled earlier this month and with the benchmark coal price expected to be about US$330 per tonne for our highest quality products and we anticipate improved earnings from coal in the second quarter. We are also reviewing initiatives to improve copper concentrate production at our Carmen de Andacollo mine in Chile and are advancing our copper, coal and oil sands expansion projects through various stages of development.”

Highlights and Significant Items

●
Gross profit, before depreciation and amortization, of $1.1 billion in the first quarter, was 30% higher than the $854 million in the first quarter of 2010 primarily due to substantially higher copper and coal prices.

●	Cash flow from operations was $754 million in the first quarter of 2011, 47% higher than the $513 million a year ago.

●
As previously disclosed, coal sales in the first quarter were negatively affected by unusually difficult winter weather conditions which hampered rail and port operations. First quarter sales were 5.0 million tonnes compared with an average of 5.3 million tonnes of sales in the

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, VP Investor Relations & Strategic Analysis Marcia Smith, VP Corporate Affairs	604.699.4014 604.699.4616

Additional corporate information is available at www.teck.com first quarter of each of the last six years and our most recent guidance of 4.6 to 4.9 million tonnes.

●
Coal production in the first quarter was affected by the strike at the Elkview mine that began on January 30, 2011, causing a loss of production of approximately one million tonnes. A new labour agreement was reached in April and production resumed on April 8th.

●
A new four-year port services agreement was reached with Westshore Terminals in early March. The new agreement is for the period from April 1, 2012 to March 31, 2016. The agreement contemplates shipments of 16 million tonnes of coal in the initial contract year and larger amounts in subsequent years when our coal production is scheduled to increase, all at fixed rates.

●
We obtained agreement on prices with the majority of our coal customers for the second quarter of 2011 with pricing at or above US$330 per tonne for our highest quality products. With a range of coal products of various qualities and carryover of approximately 1.2 million tonnes of undelivered volumes that will be sold using prices from the first quarter, we expect our weighted average selling prices for coal in the second quarter of 2011 to be in the range of US$280 to US$290 per tonne. We expect to finish the second quarter with approximately 0.2 to 0.7 million tonnes of first and second quarter-priced volume that will be carried over into the third quarter, which is considered a normal level of carryover given the variability of vessel sizes and shipping schedules.

●
On April 15, 2011, we announced that we will undertake a new expansion study to examine the feasibility of adding an additional SAG mill, ball mill and other associated plant and equipment aimed at increasing annual production at Carmen de Andacollo copper mine to approximately 100,000 to 120,000 tonnes. The study will include drilling to confirm additional ore reserves and will address the key issues of availability of process water and permitting requirements. The study is expected to be complete by the end of the fourth quarter of 2011.

●
We entered into an agreement to sell our interest in the Carrapateena project in southern Australia to an affiliate of OZ Minerals Ltd. The transaction is expected to close in the second quarter. We expect to receive cash proceeds of approximately US$134 million and record a pre-tax gain of approximately $105 million, excluding further contingent payments of up to US$25 million based on future production from the property.

●
Our cash balance stood at $1.0 billion at March 31, 2011 reflecting an increase of approximately $200 million in the quarter after dividend payments of $177 million, capital expenditures of $226 million and debt principal and interest payments of $101 million.

Our results are now being prepared in accordance with International Financial Reporting Standards (“IFRS”). Our accounting policies have changed and the presentation, financial statement captions and terminology used in this news release and the accompanying unaudited financial statements differ from that used in all previously issued financial statements and quarterly and annual reports. The new policies have been consistently applied to all of the years presented in this news release and all prior period information has been restated or reclassified for comparative purposes unless otherwise noted. Further details on the conversion to IFRS are provided in Management’s Discussion and Analysis section of this news release and in the notes to our unaudited consolidated financial statements as at and for the quarter ended March 31, 2011.

2	Teck Resources Limited 2011 First Quarter News Release

This management’s discussion and analysis is dated as at April 18, 2011 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (Teck) and the notes thereto for the three months ended March 31, 2011 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2010. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31, 2010, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Profit and Adjusted Profit*

Adjusted profit, which excludes the effect of certain transactions described in the table below, was $450 million, or $0.76 per share, in the first quarter of 2011 compared with $198 million, or $0.34 per share last year. The higher adjusted profit was primarily due to significantly higher coal and copper prices, partly offset by lower sales volumes for coal. Profits attributable to shareholders were $461 million, or $0.78 per share, in the first quarter compared with $896 million or $1.52 per share in the same period last year, which included a $639 million after-tax gain primarily from the sale of a one-third interest in the Waneta Dam.

We note that our profit is reported under IFRS for the first time this quarter. While the conversion did not have a significant impact on our profit for the quarter, certain components have been reclassified within the income statement as noted throughout this management’s discussion and analysis.

	Three months ended March 31
($ in millions)	2011	2010

Profit attributable to shareholders as reported	$461	$896
Add (deduct):
Asset sale gains	(8)	(639)
Foreign exchange gains on net debt	(7)	(50)
Derivative (gains) losses	4	(32)
Financing items	-	23
Adjusted profit	$450	$198

Adjusted earnings per share	$0.76	$0.34

*
Our financial results are prepared in accordance with IFRS. This news release refers to adjusted profit, EBITDA and gross profit before depreciation and amortization, which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or GAAP in the United States. For adjusted profit we adjust profit as reported to remove the effect of certain kinds of transactions in these measures. EBITDA is profit before net finance expense, income taxes, depreciation and amortization. Gross profit before depreciation and amortization is gross profit with depreciation and amortization added back. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. We disclose these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe they are of assistance in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors.

3	Teck Resources Limited 2011 First Quarter News Release

Business Unit Results

Our first quarter business unit results are presented in the table below.

Three Months ended March 31

($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit
	2011	2010	2011	2010	2011	2010

Copper	$773	$594	$469	$368	$398	$299
Coal	1,019	790	477	316	356	178
Zinc	574	511	167	170	143	144
Total	$2,366	$1,895	$1,113	$854	$897	$621

Gross profit from our copper business unit, before depreciation and amortization, increased significantly to $469 million in the first quarter compared with $368 million a year ago due to substantially higher copper prices partially offset by the effect of the stronger Canadian dollar. Copper prices averaged US$4.38 per pound in the first quarter of 2011 compared with US$3.29 per pound in the same period a year ago. Copper production was slightly higher than a year ago as additional volumes from Carmen de Andacollo’s new copper concentrator were partially offset by lower production from Highland Valley Copper due to lower ore grades and lower production at Quebrada Blanca as a result of the unusual heavy rains in early January. After depreciation and amortization, gross profit from our copper business unit was $398 million in the first quarter compared with $299 million in 2010.

Gross profit from our coal business unit, before depreciation and amortization, was $477 million in the first quarter compared with $316 million last year. The increase in gross profit was primarily due to significantly higher realized coal prices, which averaged C$206 (US$207) per tonne in the quarter compared with C$150 (US$140) per tonne in the first quarter a year ago. Partly offsetting the higher coal price were lower sales volumes, the effect of a stronger Canadian dollar and higher unit costs. Unit cost of product sold, before transportation and depreciation charges, was $76 per tonne compared with $60 per tonne in the first quarter of 2010 due primarily to significantly lower production volumes, which increases our fixed costs on a per-tonne basis, as well as higher strip ratios, diesel prices and increased spending on external contractor services. Transportation costs were $34 per tonne in the quarter compared to $30 per tonne in the first quarter of 2010, due primarily to higher rail and vessel demurrage costs. Sales volumes of 5.0 million tonnes in the first quarter were negatively affected by severe winter conditions and were 6% lower than the same period a year ago. After depreciation and amortization, gross profit from our coal business unit was $356 million compared with $178 million in the first quarter of 2010.

Gross profit from our zinc business unit, before depreciation and amortization, was $167 million in the first quarter, similar to a year ago. Higher base metal prices and increased sales volumes from our Trail operations were offset by a 21% decrease in zinc sales from Red Dog due to timing of customer deliveries, and the negative effect of the stronger Canadian dollar. After depreciation and amortization, gross profit from our zinc business unit was $143 million compared with $144 million last year.

4	Teck Resources Limited 2011 First Quarter News Release

In addition to changes arising from our conversion to IFRS, pricing adjustments are no longer included in revenue or gross profit. The determination of pricing adjustments has not changed, but we now include the adjustments in other operating income (expense) in our income statement rather than in revenue.

Revenues

Revenues from operations were $2.4 billion in the first quarter compared with $1.9 billion a year ago. Revenues from our copper business unit increased by $179 million, primarily due to significantly higher copper prices. Coal revenues increased by $229 million compared with the first quarter of 2010 due to significantly higher realized coal prices partially offset by a 6% decrease in sales volumes. Revenues from our zinc business unit increased by $63 million due to higher base metal prices and silver revenues. The effect of the stronger Canadian dollar partly offset the impact of higher commodity prices in each of our business units.

Average Prices and Exchange Rates*

	Three months ended
	March 31
	2011	2010	% Change

Copper (LME Cash - US$/pound)	4.38	3.29	+33%
Coal (realized - US$/tonne)	207	140	+48%
Zinc (LME Cash - US$/pound)	1.09	1.04	+5%
Silver (LME PM fix – US$/ounce)	32	17	+88%
Molybdenum (published price - US$/pound)	17	16	+6%
Lead (LME Cash - US$/pound)	1.18	1.01	+17%
Cdn/U.S. exchange rate (Bank of Canada)	0.99	1.04	-5%

*
Except for coal prices, the average commodity prices disclosed above are based on published benchmark prices and are provided for information only. Our actual revenues are determined using commodity prices and other terms and conditions specified in our various sales contracts with our customers. The molybdenum price is the price published in Platts Metals Week.

5	Teck Resources Limited 2011 First Quarter News Release

BUSINESS UNIT RESULTS

The table below shows our production and sales of our major commodities.

	Units (000's)	Production		Sales
		First Quarter		First Quarter
		2011	2010	2011	2010

Principal products

Copper (note 1 & 2)
Contained in concentrate	tonnes	57	47	56	43
Cathode	tonnes	18	25	17	28
		75	72	73	71

Coal	tonnes	4,379	5,672	4,950	5,253

Zinc
Contained in concentrate	tonnes	166	163	129	161
Refined	tonnes	72	68	73	66

Other products
Lead
Contained in concentrate	tonnes	21	35	-	-
Refined	tonnes	23	22	20	18

Molybdenum
Contained in concentrate	pounds	1,879	2,113	2,355	1,875

(1)
We include 100% of production and sales from our Highland Valley Copper, Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we own 97.5%, 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina.

(2)
Includes pre-commercial production and sales volumes from Carmen de Andacollo prior to September 30, 2010. Production of copper contained in concentrate during the pre-commercial start-up period in the three months ended March 31, 2010 was 1,400 tonnes. There were no pre-commercial sales volumes in the three months ended March 31, 2010.

6	Teck Resources Limited 2011 First Quarter News Release

REVENUES AND GROSS PROFIT
QUARTER ENDED MARCH 31

Our revenue, gross profit before depreciation and gross profit by business unit are summarized in the table below:

($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit
	2011	2010	2011	2010	2011	2010

Copper
Highland Valley Copper	$210	$191	$116	$120	$99	$99
Antamina	218	147	160	96	154	91
Quebrada Blanca	143	188	82	122	59	92
Carmen de Andacollo	157	26	93	15	73	8
Duck Pond	45	42	18	15	13	9
	773	594	469	368	398	299

Coal (note 1)	1,019	790	477	316	356	178

Zinc
Trail	485	377	77	55	65	42
Red Dog	143	182	86	106	74	93
Other	6	6	1	2	1	2
Inter-segment sales	(60)	(54)	3	7	3	7
	574	511	167	170	143	144

TOTAL	$2,366	$1,895	$1,113	$854	$897	$621

(1)
Our coal business unit represents our interest in six operating mines. We wholly own Fording River, Coal Mountain, Line Creek and Cardinal River mines, and have a 95% partnership interest in the Elkview mine and an 80% joint venture interest in the Greenhills mine.

7	Teck Resources Limited 2011 First Quarter News Release

COPPER

Highland Valley Copper (97.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended
	March 31
	2011	2010

Tonnes milled (000's)	9,581	9,920

Copper
Grade (%)	0.26	0.30
Recovery (%)	87.5	87.0
Production (000's tonnes)	21.4	25.9
Sales (000's tonnes)	20.2	23.5

Molybdenum
Production (million pounds)	1.4	1.8
Sales (million pounds)	1.8	1.7

Cost of sales ($ millions)
Operating costs	$86	$64
Distribution costs	$8	$7
Depreciation and amortization	$17	$21

Gross profit summary ($ millions)
Before depreciation and amortization	$116	$120
Depreciation and amortization	(17)	(21)
After depreciation and amortization	$99	$99

Highland Valley Copper’s first quarter gross profit of $116 million, before depreciation and amortization, was similar to a year ago. Significantly higher copper prices in the quarter were offset by a 14% reduction in sales volumes due to lower production levels as further described below, the effect of the stronger Canadian dollar and higher operating costs.

Copper production of 21,400 tonnes was 17% lower than the same period last year as a result of lower grades and mill throughput.  Control measures to stabilize the east wall of the Valley pit are progressing well and are on schedule. Mill throughput is expected to increase towards the latter part of the year after the east wall geotechnical project is complete. Molybdenum production of 1.4 million pounds was lower than a year ago due to lower grades and recoveries.

Operating costs in the first quarter rose to $86 million compared to $64 million a year ago as a result of increased waste stripping activity and higher diesel and consumable prices. Operating costs were similar to the fourth quarter of 2010 but are expected to increase slightly for the remainder of the year. Molybdenum production of 1.4 million pounds was lower than a year ago due to lower grades and recoveries.

8	Teck Resources Limited 2011 First Quarter News Release

Antamina (22.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended
	March 31
	2011	2010

Tonnes milled (000's)
Copper-only ore	4,736	3,727
Copper-zinc ore	4,552	5,064

	9,288	8,791
Copper (note 1)
Grade (%)	0.99	1.02
Recovery (%)	83.5	78.5
Production (000's tonnes)	76.4	68.8
Sales (000's tonnes)	80.3	62.5

Zinc (note 1)
Grade (%)	2.2	2.58
Recovery (%)	84.7	84.3
Production (000's tonnes)	84.8	110.1
Sales (000's tonnes)	90.0	115.8

Molybdenum
Production (million pounds)	2.1	1.2
Sales (million pounds)	2.6	1.0

Cost of sales (US$ millions)
Operating costs	$140	$111
Distribution costs	$25	$25
Royalties and other costs (note 2)	$66	$52
Depreciation and amortization	$26	$24

Gross profit summary (our 22.5% share) ($ millions)
Before depreciation and amortization	$160	$96
Depreciation and amortization	(6)	(5)
After depreciation and amortization	$154	$91

(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
(2)	In addition to royalties paid by Antamina, we also pay a royalty in connection with the acquisition of our interest in Antamina equivalent to 7.4% of our share of cash flow distributed by the mine.

9	Teck Resources Limited 2011 First Quarter News Release

Our 22.5% share of Antamina’s gross profit, before depreciation and amortization, was $160 million in the first quarter compared with $96 million in the same period last year. Significantly higher copper price combined with a 28% increase in copper sales volumes, which was partly offset higher operating costs, contributed to the rise in operating profit.

Tonnes milled in the first quarter increased by 6% compared with a year ago primarily as a result of the ore types processed in the quarter. The mix of mill feed in the first quarter was 51% copper-only ore and 49% copper-zinc ore, compared to 42% and 58%, respectively, in the same period a year ago. The higher proportion of copper-only ore and resulting higher mill recoveries in the quarter resulted in copper production of 76,400 tonnes in the first quarter, an 11% increase over a year ago. Conversely, zinc production decreased by 23% to 84,800 tonnes due to the reduced throughput of copper-zinc ore processed in the quarter. Molybdenum production was significantly higher in the first quarter compared with a year ago as a result of higher throughput of copper-only ores and higher grades.

Operating costs increased to US$140 million in the first quarter compared to US$111 million a year ago partly due to higher consumable costs as a result of higher prices for fuel, explosives and grinding media. The higher sales volumes of copper accounted for US$14 million of operating cost increase.

The forecast cost of the Antamina expansion project remains at US$1.3 billion. The project is more than 40% complete and is expected to increase ore throughput capacity to 130,000 tonnes per day, an increase of 30%, starting in the first quarter of 2012.

10	Teck Resources Limited 2011 First Quarter News Release

Quebrada Blanca (76.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended
	March 31
	2011	2010

Tonnes placed (000's)
Heap leach ore	1,438	1,999
Dump leach ore	6,339	3,214

	7,777	5,213
Grade (TCu%) (note 1)
Heap leach ore	0.80	1.07
Dump leach ore	0.41	0.55

Production (000's tonnes)
Heap leach ore	7.6	15.1
Dump leach ore	8.2	7.0

	15.8	22.1

Sales (000's tonnes)	14.9	24.8

Cost of sales (US$ million)
Operating costs	$59	$60
Distribution costs	$2	$2
Depreciation and amortization	$23	$29

Gross profit summary ($ millions) (note 2)
Before depreciation and amortization	$82	$122
Depreciation and amortization	(23)	(30)
After depreciation and amortization	$59	$92

(1)	TCu% is the percent assayed total copper grade.
(2)	Results do not include a provision for the 23.5% non-controlling interest in Quebrada Blanca.

Quebrada Blanca’s gross profit, before depreciation and amortization, declined to $82 million compared with $122 million in the first quarter of 2010. Significantly lower sales volumes as a result of reduced production levels, as described below, resulted in the lower gross profit.

Copper production declined by 29% in the first quarter to 15,800 tonnes due to lower ore grades and lower mine production. The lower head grade was due to high grade ore being unavailable because of a pit wall failure in the fourth quarter and diminishing grades in the supergene portion of the orebody. The lower mine production was principally caused by unusual and heavy rainfall during the last week of January through to the second week in March, which restricted mining activities. The heavy rains also caused dilution and contamination in the copper solution and resulted in a 5,500 tonne shortfall in planned production.

11	Teck Resources Limited 2011 First Quarter News Release

Operating cost rose on a per unit basis at Quebrada Blanca in the first quarter compared with same period a year ago as a result of higher prices for sulphuric acid, diesel, fuel oil and other consumables. In addition, the effect of a stronger Chilean peso negatively impacted costs for salaries, benefits and contractor payments.

Quebrada Blanca’s production in 2011 is now estimated to be approximately 76,000 tonnes compared with our previous guidance of 85,000 tonnes as a result of the issues caused by the heavy rains. We expect to have the pit wall stabilized during the third quarter of 2011 and mining activities to resume in the area at that time.

Carmen de Andacollo (90%)

Operating results at the 100% level are summarized in the following table:

	Three months ended
	March 31
	2011	2010

Tonnes milled (000’s)	3,723	474
Copper (note 1)
Grade (%)	0.50	0.47
Recovery (%)	86.8	74.5
Production (000’s tonnes)	16.3	1.4
Sales (000’s tonnes)	14.0	-

Gold (note 2)
Production (000’s ounces)	13.6	1.1
Sales (000’s ounces)	11.8	-

Copper cathode
Production (000’s tonnes)	2.0	2.9
Sales (000’s tonnes)	2.0	3.5

Cost of sales (US$ million)
Operating costs	$60	$11
Distribution costs	$6	$-
Depreciation and amortization	$20	$6

Gross profit summary ($ millions) (note 3)
Before depreciation and amortization	$93	$15
Depreciation and amortization	(20)	(7)
After depreciation and amortization	$73	$8

(1)
Includes pre-commercial production and sales volumes from Carmen de Andacollo prior to September 30, 2010. Production of copper contained in concentrate during the three months ended March 31, 2010 was 1,400 tonnes. There were no pre-commercial sales volumes in the three months ended March 31, 2010.

(2)	Royal Gold, Inc. holds a 75% production entitlement.
(3)	Results do not include a provision for the 10% non-controlling interest in Andacollo.

12	Teck Resources Limited 2011 First Quarter News Release

Carmen de Andacollo’s gross profit, before depreciation and amortization, was $93 million in the first quarter compared with $15 million in the same period last year. The increase in gross profit was attributable to significantly higher sales volumes as a result of the additional production from the new copper concentrator, which commenced commercial production on October 1, 2010.

During the first quarter the new concentrator had lower production than planned as throughput was 41,400 tonnes per day compared with planned capacity of 55,000 tonnes per day. Means of increasing plant throughput to design capacity or beyond are being evaluated. Concentrate recoveries and grades were above plan in the first quarter. Work also continues to assess the extent of the ore hardness issues and the impact on mill throughput.

Operating costs in the first quarter were US$60 million compared with US$11 million last year, with the increase attributable to the additional production from the new copper concentrator.

On April 15, 2011, we announced that we will undertake an expansion study to examine the feasibility of adding an additional SAG mill, ball mill and other associated plant and equipment aimed at increasing annual production at Carmen de Andacollo to approximately 100,000 to 120,000 tonnes. The study will involve drilling to confirm additional ore reserves and will address the key issues of availability of process water and permitting requirements. The study is expected to be completed by the end of the fourth quarter of 2011.

Duck Pond (100%)

Duck Pond’s gross profit, before depreciation and amortization, was $18 million in the first quarter compared with $15 million in the same period last year. Copper and zinc production in the quarter was 2,700 tonnes and 4,600 tonnes of contained metal, respectively, compared with 3,900 tonnes and 4,800 tonnes respectively last year.

Copper Development Projects

Work continues on the Quebrada Blanca concentrate project. Following the completion of scoping work in late 2010 on the development of the hypogene resource that underlies the supergene deposit currently being mined at Quebrada Blanca, a full feasibility study commenced in early 2011. The feasibility study is expected to be completed by early 2012. As contemplated in the scoping study, production from the hypogene would be expected to be approximately 200,000 tonnes per year of copper in concentrate plus approximately 5,100 tonnes per year of molybdenum in concentrate. Assuming a positive feasibility study and decision to undertake project development, production could commence in early 2016.

Work started on a prefeasibility study for the Relincho project in the second quarter of 2010. The prefeasibility study is expected to be completed by the third quarter of 2011. As currently contemplated, Relincho has the potential to produce approximately 190,000 tonnes per year of copper in concentrate and 7,000 tonnes per year of molybdenum in concentrate.

The Galore Creek project remains on care and maintenance. Work commenced on a prefeasibility study in the second quarter of 2010 and is expected to be completed in the second quarter of 2011.

13	Teck Resources Limited 2011 First Quarter News Release

COAL

Teck Coal Partnership (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended
	March 31
	2011	2010

Production (000's tonnes)	4,379	5,672

Sales (000's tonnes)	4,950	5,253

Average sale price
US$/tonne	$207	$140
C$/tonne	$206	$150

Operating expenses (C$/tonne)
Cost of product sold	$76	$60
Transportation	$34	$30
Depreciation and amortization	$24	$26

Gross profit summary ($ millions)
Before depreciation and amortization	$477	$316
Depreciation and amortization	(121)	(138)
After depreciation and amortization	$356	$178

Gross profit, before depreciation and amortization, in the first quarter was $477 million compared with $316 million last year due primarily to significantly higher US dollar selling prices, partially offset by lower sales volumes, foreign exchange effects and higher unit costs.

First quarter production was affected by the strike at the Elkview mine that commenced on January 30, 2011 and ended on April 8, 2011, causing a loss of production of approximately one million tonnes for the quarter. Production at the Fording River and Cardinal River mines decreased due to slow raw coal release caused by geological challenges and pit dewatering problems, which are expected to be temporary. Production at the Line Creek mine was adversely impacted in the quarter by mechanical problems in the processing plant and an extended plant shutdown. Repairs and upgrades to the plant made during the shutdown have resolved these problems and the plant was functioning well at quarter end.

Demand from our steelmaking customers was strong throughout the first quarter, although low port inventories, disruptions in coal transportation, and the mine production challenges constrained sales. Unusually severe winter weather caused higher than normal rail delays due to avalanches, which together with two non-weather related derailments, affected rail transport. In addition, operations at Neptune Terminals and Westshore Terminals were disrupted during the quarter by mechanical failures and periods of high winds. Deliveries of Elkview coal from mine site inventory continued during the strike, although slower rail loading times at Elkview did contribute to slower rail cycle times and delays in delivery of our contracted tonnes. The new

14	Teck Resources Limited 2011 First Quarter News Release

Greenhills coal dryer, which was severely damaged by fire in June 2010, was commissioned in early February. However, the higher moisture coal produced in January was difficult to handle during the extreme cold weather and further contributed to the rail transportation problems during the quarter.

Average US dollar selling prices reflect the change to quarterly pricing and higher prevailing prices in the first quarter of 2011 compared with the lower annual contract prices for the 2009 coal year that ran from April 1, 2009 to March 31, 2010. The lower prices for the 2009 coal year were negotiated in the midst of the global economic crisis. We have agreed prices with the substantial majority of our contract customers for the quarter that commenced April 1, 2011. Prices at or above US$330 per tonne for our highest quality products are consistent with prices reportedly achieved by our competitors. The record high coal prices for the second quarter reflect the severe flooding in Australia in late 2010 and early 2011, which has reduced the supply of high quality steelmaking coal on the seaborne market, combined with continued strong demand in all market areas for imported steelmaking coal. We currently expect our average selling prices for the second quarter of 2011 to be in the range of US$280 to US$290 per tonne, which reflects a range of coal products of various qualities, as well as carryover of undelivered contract tonnage from the first quarter. The undelivered contract tonnage carried over from the first quarter totals approximately 1.4 million tonnes, of which we expect to sell approximately 1.2 million tonnes in the second quarter. We expect to finish the second quarter with approximately 0.2 to 0.7 million tonnes of first and second quarter-priced volume that will be carried over into the third quarter, which is considered a normal level of carryover given the variability of vessel sizes and shipping schedules.

Sales volumes are currently expected to be 5.5 to 6.0 million tonnes in the second quarter and 23.5 to 24.5 million tonnes for the year. This assumes no further disruptions in production due to union labour disputes including any disruption at the Fording River mine, where the labour agreement expires on April 30, 2011. Achieving these sales levels is also predicated on the rail and port supply chain performing at a level that allows port inventories to recover from current levels, which are insufficient to meet vessel requirements.

Unit cost of product sold, before transportation and depreciation charges, was $76 per tonne compared with $60 per tonne in the same quarter of 2010. The impact of fixed costs being spread over lower production volumes was approximately $4 per tonne when comparing the first quarter to the same quarter in 2010. Higher strip ratios in the first quarter, measured as the volume of waste material moved per tonne of clean coal produced, contributed approximately $5 per tonne to the increase in costs. Higher diesel prices and external contractor costs, which have increased as a result of a number of projects undertaken to maximize our production levels and improve business performance, also contributed to the increase in unit cost of product sold. Diesel prices were approximately 35% higher in the first quarter compared to the same quarter in 2010, which impacted our unit production costs by approximately $3 per tonne. We currently expect unit cost of product sold to be in the range of $63 to $67 per tonne for 2011.

Unit transportation costs were $34 per tonne compared with $30 per tonne in the same quarter a year ago primarily due to higher rail and vessel demurrage costs. We began using Ridley Terminals in Prince Rupert, British Columbia in late 2010. During the first quarter we shipped approximately 0.4 million tonnes through Ridley Terminals, which increased our rail costs due to the greater distance from our mines compared with the ports in Vancouver. Vessel demurrage costs increased due to longer wait times caused by the production and transportation challenges that we faced during the quarter. We continue to expect unit transportation costs to be in the range of $30 to $34 per tonne for 2011.

15	Teck Resources Limited 2011 First Quarter News Release

We continued to invest in Neptune Terminals to increase terminal efficiency. The installation of a new rail car positioning system for train dumping will be completed in May, taking Neptune’s capacity to nine million tonnes per year from the current eight million tonnes and allowing Neptune to handle longer coal trains to support increased rail capacity efforts. We have also decided to purchase and install a second stacker reclaimer on the existing terminal footprint that will replace a smaller reclaim unit and will allow simultaneous train dumping to stockpile and vessel loading, while also enhancing the terminal environmental system. This unit is expected to increase throughput capacity to 12.5 million tonnes per year commencing in 2013 and will provide greater operating flexibility at the terminal.

We expect to complete the feasibility study for the re-opening of our Quintette mine in northeast British Columbia in mid 2011, which has been closed since 2000. The mine will have a design capacity of approximately three million tonnes per year. Assuming the results of the study are positive and development proceeds as currently planned, the mine could be in production by 2013.

Work is ongoing to develop and implement selenium management plans for each of our six operating coal mines. This is in accordance with the recommendations of a group of independent experts we commissioned to review selenium management. While costs associated with specific control measures have not been established, future costs of selenium management, both capital and operating, associated with the operations as well as reclamation may be material. It is also possible that permitting for current and future projects may be delayed or withheld until appropriate selenium management plans are developed and being implemented.

16	Teck Resources Limited 2011 First Quarter News Release

ZINC

Trail (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended
	March 31
	2011	2010

Metal production
Zinc (000's tonnes)	71.9	68.4
Lead (000's tonnes)	22.5	21.5
Silver (million ounces)	5.4	5.5

Metal sales
Zinc (000's tonnes)	73.1	65.7
Lead (000's tonnes)	19.8	18.2
Silver (million ounces)	5.4	5.4

Cost of sales ($ millions)
Concentrates	$296	$218
Operating costs	$87	$80
Distribution costs	$25	$24
Depreciation and amortization	$12	$13

Gross profit summary ($ millions)
Before depreciation and amortization	$77	$55
Depreciation and amortization	(12)	(13)
After depreciation and amortization	$65	$42

Gross profit, before depreciation and amortization, at Trail was $77 million in the first quarter compared with $55 million in the same period last year due to higher metal prices and stronger sales for both zinc and lead. Production of zinc in the quarter was significantly ahead of the first quarter of 2010 due to improved online time and higher plant throughput. Production of lead was also higher in the quarter compared with a year ago as the Kivcet furnace ran at higher feed rates.

Upper Columbia River Basin (Lake Roosevelt)

Teck American continued studies under the 2006 settlement agreement with the US Environmental Protection Agency (“EPA”) to conduct a remedial investigation on the Upper Columbia River in Washington State.

Discovery and motion proceedings continue in the Lake Roosevelt litigation in the Federal District Court for the Eastern District of Washington. The first phase of the case, dealing with liability under CERCLA for cost recovery and natural resource damages, is scheduled to be tried in June 2011.

17	Teck Resources Limited 2011 First Quarter News Release

Red Dog (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended
	March 31
	2011	2010

Tonnes milled (000's)	921	865

Zinc
Grade (%)	18.8	18.9
Recovery (%)	82.3	81.2
Production (000's tonnes)	142.8	132.9
Sales (000's tonnes)	101.0	128.0

Lead
Grade (%)	4.8	6.3
Recovery (%)	47.7	64.2
Production (000's tonnes)	21.2	35.0
Sales (000's tonnes)	-	-

Cost of sales (US$ millions)
Operating costs	$24	$35
Distribution costs	$19	$22
Royalties (NANA and State)	$15	$17
Depreciation and amortization	$12	$12

Gross profit summary ($ millions)
Before depreciation and amortization	$86	$106
Depreciation and amortization	(12)	(13)
After depreciation and amortization	$74	$93

Red Dog's gross profit, before depreciation and amortization, decreased to $86 million in the first quarter compared with $106 million in the same period last year. The decrease in gross profit was due mainly to the timing of sales, as customers accelerated deliveries in the fourth quarter of 2010, which reduced sales volumes in the first quarter of 2011.

Zinc production in the first quarter was significantly higher than last year at 142,800 tonnes due to higher mill throughput. This higher throughput was achieved in spite of a weather related four-day shutdown of operations at the end of February. Lead production was 39% lower than the first quarter of last year due to lower feed grade and recovery impacted by near-surface, weathered ore from the Aqqaluk pit.

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Sales volumes of contained metal are estimated at approximately 77,000 tonnes in the second quarter.

Certain provisions of the main water discharge permit for Red Dog have been stayed as a result of permit appeals. As a result, the existing permit contains an effluent limitation for TDS that the mine cannot meet. The mine will however discharge water in accordance with limits found in the SEIS to be fully protective of the environment and which are consistent with the court-imposed interim discharge limits already applicable to the mine under a 2008 settlement agreement. We continue to work with regulators to finalize a renewed water discharge permit for Red Dog. We believe that the regulatory process has been appropriate and robust and that a permit with appropriate effluent limitations will ultimately be issued. However, there can be no assurance that further appeals or permit uncertainty will not give rise to liability or impede mining activities or that the permit conditions that are ultimately issued will not impose significant costs on the Red Dog operation.

ENERGY

Fort Hills Project

Our partners in the Fort Hills Partnership, Suncor and Total announced, among other things, an updated development schedule for the Fort Hills project. Subject to partner approval, planned bitumen production from the first phase of the Fort Hills project could commence in 2016. Suncor also reduced its partnership interest from 60% to 41%, while remaining the operator and Total increased its partnership interest from 20% to 39%. Our partnership interest remains at 20%. The upgrader portion of the Fort Hills oil sands project remains deferred.

Engineering studies are ongoing to update the design basis for the project and improve the accuracy of the cost estimates in anticipation of a project sanction decision by the partners in 2012. Suncor has provided a forecast project spending estimate of $198 million for 2011, of which our share would be $54 million, including our earn-in commitments.

Frontier and Equinox Projects

During the first quarter of 2011, 73 geotechnical auger holes were successfully completed in the Frontier Project area. Analytical testing is underway and results will be incorporated into ongoing engineering studies, which include an option of developing Equinox as a satellite operation to the Frontier Project. These studies are expected to form the basis for a planned regulatory application scheduled to be submitted in the second half of 2011.

Lease 421 Area Project

Together with our partners we successfully completed a seismic program on the Lease 421 Area during the first quarter of 2011. Data acquired during the field seismic program should assist in siting future drillholes.

Wintering Hills Wind Power Project

The Wintering Hills wind power project is proceeding on schedule. Construction on the project is ongoing and is expected to be complete by the end of 2011. At peak operation, Wintering Hills is expected to generate enough clean electricity to power approximately 35,000 homes, displacing the equivalent of approximately 200,000 tonnes of carbon dioxide per year.

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OTHER COST AND EXPENSES

Administration and general expenses was $15 million in the first quarter compared with $70 million last year. The main reason for the decline was stock-based compensation, which had a recovery of $15 million in the first quarter of 2011 compared with an expense of $32 million last year. This was the result of a decline in our share price in 2011 compared with an increase in the first quarter of 2010. In addition, 2010 costs included costs related to our sponsorship of the 2010 Olympic and Paralympic Winter Games.

Our financing expense was $131 million in the first quarter compared with $193 million a year ago. This decrease was primarily due to our significantly lower debt levels. Our debt and interest charges are denominated in US dollars and the stronger Canadian dollar served to further reduce our interest expense in the period. Our financing expense under IFRS includes our interest expense on debt and additional interest components relating to pension and decommissioning and restoration provisions as disclosed in Note 4 to our interim financial statements. Prior year figures have been retroactively restated to conform to this presentation.

Other operating income and expenses includes items we consider to be related to the operation of our business, such as pricing adjustments from settlement receivables, which are further described below, commodity derivatives, gains or losses on sale of operating or exploration assets, and provisions for our closed properties. Other operating expense, net of other income, was $27 million in the first quarter of 2011 compared with other operating income of $715 million in the same period a year ago. In the first quarter of 2011, negative price adjustments on settlement receivables were $28 million as a result of a slight decline in base metal prices in the period, but also included are $12 million of losses from pricing adjustments on the silver contained in concentrate purchased at Trail. The silver losses are expected to be recovered when the corresponding silver is sold in the following quarter. Other operating income last year included asset sale gains of $710 million, primarily from the sale of a one-third interest in the Waneta Dam.

In addition to changes arising from our conversion to IFRS, pricing adjustments from the sale and purchase of our various products are now included in other operating income (expense). These pricing adjustments were previously included in our revenue or operating costs as applicable. Sales of metals in concentrate or copper cathodes are recognized in revenue on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs upon shipment. However, final pricing is typically not determined until a subsequent date, often in the following quarter. Revenue in a quarter is based on prices at the date of sale. These pricing adjustments result in gains in a rising price environment and losses in a declining price environment and these are recorded as other operating income (expense). The extent of the pricing adjustments also takes into account the actual price participation terms as provided in certain concentrate sales agreements. It should be noted that while these effects arise on the sale of concentrates, we also purchase concentrates at our Trail refinery where the opposite effects occur.

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The table below outlines our outstanding receivable positions, which were provisionally valued at December 31, 2010 and our receivable positions provisionally valued at March 31, 2011.

	Outstanding at		Outstanding at
	December 31, 2010		March 31, 2011
(pounds in millions)	Pounds	US$/lb	Pounds	US$/lb

Copper	98	4.39	128	4.27
Zinc	140	1.11	116	1.06
Lead	2	1.17	-	1.23

Non-operating income (expenses) includes items we consider to arise from financial and other matters and include such items as foreign exchange, debt refinancing, realized gains or losses on marketable securities and gains and losses on the revaluation of the call option on our high yield notes. In the first quarter of 2011, other non-operating gains were $15 million primarily comprised of foreign exchange gains of $9 million. This compares with $53 million of other gains in 2010, which primarily included foreign exchange gains of $48 million.

Income and resource taxes for the quarter were $251 million, or 34% of pre-tax earnings, which is higher than the Canadian statutory income tax rate of 27%. This was mainly due to the effect of resource taxes in Canada and higher tax rates in foreign jurisdictions.

Income tax pools arising out of the Fording transaction currently shield us from cash income taxes, but not resource taxes, in Canada. Canadian Development Expenditure tax pools and tax loss carry forwards primarily generated by those pools are $9.5 billion. We remain subject to cash taxes in foreign jurisdictions and cash resource taxes in Canada.

OPERATING CASH FLOW, FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations, before changes in non-cash working capital items, was $874 million in the first quarter compared with $566 million a year ago. The increase in cash flow from a year ago was due to higher operating cash flow from our copper and coal business units resulting from significantly higher copper and coal prices.

Upon conversion to IFRS, we now include interest payments in financing activities rather than operating activities in our cash flow statement. Prior period figures have been retroactively restated to reflect this reclassification.

Changes in non-cash working capital items resulted in a use of cash of $120 million in the first quarter compared with $53 million in the same period a year ago. Our working capital increased in the first quarter largely due to a $100 million reduction in the use of our facility for factoring our coal receivables.

Expenditures on property, plant and equipment were $226 million in the first quarter and included $83 million on sustaining capital and $143 million on major development projects. The largest components of sustaining expenditures were at our coal operations and Quebrada Blanca. Major development expenditures included $26 million for preparatory stripping for

21	Teck Resources Limited 2011 First Quarter News Release

Highland Valley Copper’s mine life extension project, $18 million for Antamina’s expansion, $14 million at the Quebrada Blanca hypogene project and $49 million at Teck Coal. The expenditures at our coal operations are largely to enable us to incrementally expand production at existing operations.

We have committed bank credit facilities aggregating $1.3 billion, the majority of which mature in 2014. The current unused availability under these facilities, after drawn letters of credit, amounts to $1.1 billion.

COMPREHENSIVE INCOME

We recorded comprehensive income of $462 million in the first quarter, consisting of $487 million of regular profit and $25 million of other comprehensive losses. The most significant component of other comprehensive losses in the quarter was currency translation adjustments on self-sustaining foreign subsidiaries. Currency translation gains and losses are held in accumulated other comprehensive income, net of taxes, until they are realized at which time they are included in earnings. Largely offsetting this were actuarial gains of $24 million on our defined benefit pension plans.

OUTLOOK

As a result of the recently settled labour disruption at our Elkview operation and unusually difficult winter weather conditions, which have impacted production and shipments in the first quarter, we expect coal sales in 2011 to be between 23.5 and 24.5 million tonnes. We now expect the unit mining cost of product sold at Teck Coal to be in the range of $63 to $67 per tonne for the year, due primarily to lower coal volumes. This annual production and cost guidance does not reflect any provision for other potential labour disruptions. We expect annual copper sales to be in the range of 330,000 to 340,000 tonnes. Work continues to assess the extent of the ore hardness issue at our Carmen de Andacollo operation and to optimize the mill circuit of the new plant to increase throughput.

As a result of the recent earthquake and tsunami in Japan, we have carried out an initial review with our customers and currently expect minimal impact on sales of our core commodities of copper, steelmaking coal and zinc to Japan.

Capital Expenditures

Our estimated capital expenditures for 2011 are initially set at approximately $1.5 billion and are summarized in the following table:

($ in millions)	Development	Sustaining	Total

Copper	$405	$270	$675
Coal	380	275	655
Zinc	-	125	125
Energy	70	-	70
Corporate	-	5	5
	$855	$675	$1,530

22	Teck Resources Limited 2011 First Quarter News Release

We may authorize further capital expenditures during the year depending on commodity markets, our financial position, results of feasibility studies, and other factors. We also expect to invest approximately $54 million as our share of costs for the Fort Hills oil sands project. The amount and timing of actual capital expenditures is dependent upon being able to secure equipment, supplies, materials and labour on a timely basis and at expected costs to enable the projects to be completed as currently anticipated.

Foreign Exchange, Debt Revaluation and Interest Expense

The sales of our products are denominated in US dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our US dollar denominated debt is subject to revaluation based on changes in the Canadian/US dollar exchange rate. As at March 31, 2011, our entire US dollar denominated debt is designated as a hedge against our US dollar denominated foreign operations. As a result, any foreign exchange gains or losses arising on our debt are recorded in other comprehensive income.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Effective January 1, 2011 Canadian publicly listed entities were required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010. The three months ended March 31, 2011 is our first reporting period under IFRS.

Our IFRS conversion team identified four phases to our conversion: scoping and planning, detailed assessment, implementation and post-implementation. We have now completed our IFRS conversion project through implementation. Post-implementation will continue in future periods, as outlined below.

The following outlines our transition project, IFRS transitional impacts and the on-going impact of IFRS on our financial results.

Note 10 to the consolidated interim financial statements included in this news release provides more detail on our key Canadian GAAP to IFRS differences, our accounting policy decisions and IFRS 1, First-Time Adoption of International Financial Reporting Standards, optional exemptions for significant or potentially significant areas that have had an impact on our financial statements on transition to IFRS or may have an impact in future periods.

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Transitional Financial Impact

As a result of the policy choices we have selected and the changes we were required to make under IFRS, we have recorded a reduction in our equity of approximately $134 million as at January 1, 2010. The table below outlines adjustments to our equity on adoption of IFRS on January 1, 2010, and at March 31, 2010 and December 31, 2010 for comparative purposes.

(Cdn$ in millions)	January 1 2010	March 31 2010	December 31 2010

Equity under Canadian GAAP	$14,591	$15,493	$16,176
Decommissioning and restoration provisions	175	162	142
Borrowing costs	(54)	(54)	(44)
Employee benefits	(363)	(437)	(445)
Financial instruments	(32)	(30)	(19)
Foreign currency translation	(2)	(27)	(41)
Reversal of impairment	22	22	22
Provisions	(4)	(4)	(6)
Income and resources taxes	124	148	110
Total IFRS adjustments to equity	(134)	(220)	(281)

Equity under IFRS	$14,457	$15,273	$15,895

A reconciliation of our comprehensive income under Canadian GAAP and IFRS for the three months ended March 31, 2010 and the year ended December 31, 2010 and a discussion of the impact of IFRS on our cash flows are provided below.

Comprehensive Income Impact

As a result of the policy choices we have selected and the changes we were required to make under IFRS, we have also recorded a reduction in our profit of approximately $11 million and $39 million for the three months ended March 31, 2010 and the year ended December 31, 2010, respectively. We have recorded a reduction in our comprehensive income of approximately $86 million and $147 million for the three months ended March, 31, 2010 and the year ended December 31, 2010, respectively.

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The following is a summary of the adjustments to comprehensive income for the three months ended March 31, 2010 and the year ended December 31, 2010 under IFRS (all of which are outlined in the notes to our consolidated interim financial statements):

(Cdn$ in millions)	Three months ended March 31, 2010	Year ended December 31, 2010

Comprehensive income under Canadian GAAP	$909	$1,928
Profit adjustments
Decommissioning and restoration provisions	(13)	(33)
Employee benefits – amortization of actuarial gains and losses	9	37
Financial instruments – embedded derivative	2	13
Foreign exchange	(8)	(13)
Borrowing costs	-	10
Provisions	-	(2)
Income and resource taxes	(1)	(51)
Total profit adjustments	(11)	(39)

Other comprehensive income adjustments
Currency translation adjustments	(17)	(26)
Employee benefits – actuarial gains (losses)	(83)	(119)
Income and resource taxes	25	37
Total other comprehensive income adjustments	(75)	(108)
Total comprehensive income adjustments	(86)	(147)
Comprehensive income under IFRS	$823	$1,781

Cash Flow Impact

The only IFRS transition adjustment that impacted our cash balance in 2010 was as a result of our accounting policy choice to proportionately consolidate joint ventures, specifically Galore Creek. We have recorded our 50% portion of Galore Creek’s cash balance throughout 2010, which did not have a material impact on our cash balances. None of the other IFRS transition adjustments noted above had an impact on our cash balances during 2010.

We have presented cash interest paid as a financing activity in our statements of cash flows under IFRS. Under previous Canadian GAAP, cash interest paid was included as an operating activity. This presentation change will increase our cash flows from operating activities and reduce our cash flows from financing activities in future periods. For the three months ended March 31, 2010 our operating cash flows increased by $33 million compared to Canadian GAAP, with cash flow from financing activities reduced by the same amount. There is no net impact on cash and cash equivalents as a result of this presentation change.

Financial Statement Presentation Changes

The transition to IFRS has resulted in numerous financial statement presentation changes in our financial statements, most significantly on the consolidated statement of income. The changes to the balance sheet relate only to the further break-out of balances on the face of the balance

25	Teck Resources Limited 2011 First Quarter News Release

sheet including retirement benefit provisions, deferred tax assets and investments in associates. The changes to our cash flow statement are outlined above.

The following is a summary of the significant changes to our consolidated statement of income:

●
Expenses by function and nature – our statement of income presents expenses by function. Accordingly, depreciation and amortization is no longer presented as a separate item on the statement of income but is included in cost of sales.

●
Other operating income and expenses includes items we consider to be related to the operation of our business, such as pricing adjustments from settlement receivables, commodity derivatives, gains or losses on sale of operating assets, and provisions for our closed properties. Non-operating income (expenses) includes items we consider to arise from financial and other matters and includes such items as foreign exchange, debt refinancing, marketable securities gains and losses and gains and losses on the revaluation on the call option on our high-yield notes.

●
Finance expense – under IFRS, finance expense includes interest on debt, accretion expense for decommissioning and restoration and other provisions and interest associated with pension and post-retirement benefit obligations. Accretion and interest associated with pension and post-retirement benefit obligations were previously included in cost of sales and general and administration expense.

●	Finance income – finance income under IFRS includes interest income and return on pension plan assets.

The above changes are reclassifications within our statement of income so there is no net impact to our profit as a result of these changes.

Control Activities

For all changes to policies and procedures that have been identified, the effectiveness of internal controls over financial reporting and disclosure controls and procedures has been assessed and any changes have been implemented. In addition, controls over the IFRS changeover process have been implemented, as necessary. We have identified and implemented the required accounting process changes that resulted from the application of IFRS accounting policies and these changes were not significant. We have completed the design, implementation and documentation of the internal controls over accounting process changes resulting from the application of IFRS accounting policies. We applied our existing control framework to the IFRS changeover process. All accounting policy changes and transitional financial position impacts were subject to review by senior management and the Audit Committee of the Board of Directors.

Business Activities and Key Performance Measures

We have assessed the impact of the IFRS transition project on our financial covenants and key ratios. The transition did not significantly impact our covenants and key ratios that have an equity component.

We have also reviewed the impact of the IFRS transition project on our compensation arrangements. We have identified compensation arrangements that are calculated based on indicators in our financial statements. We are continuing to work with our Human Resources department to ensure that all compensation arrangements incorporate indicators from our financial statements prepared under IFRS in accordance with our compensation policies.

Information Technology and Systems

The IFRS transition project did not have a significant impact on our information systems for the convergence periods. We also do not expect significant changes in the post-convergence periods.

Post-Implementation

The post-implementation phase will involve continuous monitoring of changes in IFRS in future periods. We note that the standard-setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies that we have selected. In particular, we expect that there may be additional new or revised IFRSs or IFRICs in relation to consolidation, joint ventures, financial instruments, hedge accounting, discontinued operations, leases, employee benefits, revenue recognition and stripping costs in the production phase of a surface mine. We also note that the International Accounting Standards Board is currently working on an extractive industries project, which could significantly impact our financial statements primarily in the areas of capitalization of exploration costs and disclosures. We have processes in place to ensure that potential changes are monitored and evaluated. The impact of any new IFRSs and IFRIC Interpretations will be evaluated as they are drafted and published.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, the most significant of which are marketable securities, foreign exchange forward sales contracts, fixed price forward metal sales contracts, prepayment rights on senior debt notes and settlements receivable and payable. The financial instruments and derivatives are all recorded at fair values on our balance sheet with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

26	Teck Resources Limited 2011 First Quarter News Release

QUARTERLY EARNINGS AND CASH FLOW

(in millions, except for share data)	2011	2010				2009 (note 2)
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenues	$2,366	$2,716	$2,414	$2,198	$1,895	$2,167	$2,131	$1,707	$1,669

Gross profit	897	1,138	926	848	621	777	694	636	627

EBITDA	1,034	1,025	921	887	1,504	1,042	1,236	1,122	709

Profit (note 1)	461	325	316	283	896	411	609	570	241

Earnings per share	$0.78	$0.55	$0.54	$0.48	$1.52	$0.70	$1.07	$1.17	$0.50

Cash flow from operations	754	1,157	772	834	513	697	772	386	1,128

(1)	Attributable to common shareholders of the company.
(2)	Information for 2009 is presented in accordance with Canadian GAAP and was not required to be restated to IFRS.

OUTSTANDING SHARE DATA

As at April 15, 2011 there were 581,417,295 Class B subordinate voting shares and 9,353,407 Class A common shares outstanding. In addition, there were 5,884,449 director and employee stock options outstanding with exercise prices ranging between $4.15 and $58.80 per share. More information on these instruments and the terms of their conversion is set out in Note 14 of our 2010 year end financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Other than changes related to our IFRS transition plan, there have been no changes in our internal control over financial reporting during the quarter ended March 31, 2011 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward looking statements. These forward-looking statements, principally under the heading “Outlook,” but also elsewhere in this document, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, our future production, profit and cash flow, sales volume and selling prices for our products, plans and expectations for our oil sands investments and other development projects, expected timing of bitumen production at the Fort Hills project, forecast production from our operations, forecast operating costs, expected progress, costs and outcomes of our various expansion projects,

27	Teck Resources Limited 2011 First Quarter News Release

including but not limited to those described in the discussions of our operations, the sensitivity of our earnings to changes in commodity prices and exchange rates, the impact of potential production disruptions, the impact of currency exchange rates, future trends for the company, progress in development of mineral properties, mill throughput increases at Highland Valley, the timing and anticipated production results from the expansion study at Carmen de Andacollo, the timing and results of our plans to increase capacity at Neptune Terminals, the timing and possibility of reopening of the Quintette coal mine, future production and sales volumes, the timing of closing of the sale of the Carrapateena project and our expected proceeds from the sale, capital expenditures and mine production costs, unit cost of product for coal, unit transportation costs, demand and market outlook for commodities, including the effects of the recent earthquake and tsunami in Japan, future commodity prices and treatment and refining charges, the settlement of coal contracts with customers and labour contracts with employees, access to and treatment and disposal of process water at our operations, the outcome of mine permitting currently underway, timing of completion of studies on our projects, the impact of measures to manage selenium discharges, the impact of adoption of International Financial Reporting Standards and the outcome of legal proceedings involving the company. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, our ability to attract and retain skilled staff, our ability to procure equipment and operating supplies, positive results from the studies on our expansion projects, our coal and other product inventories, our ability to secure adequate transportation for our products, our ability to obtain permits for our operations and expansions, and our ongoing relations with our employees and business partners and joint venturers. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes,  political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, changes in our credit ratings, changes or further deterioration in general economic conditions, and with respect to the Carrapateena sale, risks relating to the completion of the proposed transaction.

28	Teck Resources Limited 2011 First Quarter News Release

Statements concerning future production costs or volumes, and the sensitivity of the company’s earnings to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2010, filed on SEDAR and on EDGAR under cover of Form 40-F.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q1/2011 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Tuesday, April 19, 2011. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast is also available at www.earnings.com. The webcast will be archived at www.teck.com.

29	Teck Resources Limited 2011 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Income
(Unaudited)

	Three months ended
	March 31
(Cdn$ in millions, except for share data)	2011	2010

Revenues	$2,366	$1,895

Cost of sales	(1,469)	(1,274)

Gross profit	897	621

Other operating expenses
General and administration	(15)	(70)
Exploration	(16)	(10)
Research and development	(7)	(7)
Other operating income (expense) (Note 3)	(27)	715

Profit from operations	832	1,249

Finance income	25	26
Finance expense (Note 4)	(131)	(193)
Non-operating income (expense) (Note 5)	15	53
Share of losses of associates	(3)	(1)

Profit before tax	738	1,134

Provision for income and resource taxes	(251)	(208)

Profit for the period	$487	$926

Profit attributable to:
Shareholders of the company	$461	$896
Non-controlling interests	26	30

Profit for the period	$487	$926
Earnings per share
Basic	$0.78	$1.52

Diluted	$0.78	$1.51

Weighted average shares outstanding (millions)	590.7	589.2

Shares outstanding at end of period (millions)	590.8	589.4

The accompanying notes are an integral part of these financial statements.

30	Teck Resources Limited 2011 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended
	March 31
(Cdn$ in millions)	2011	2010

Profit for the period	$487	$926

Other comprehensive income (loss) in the period
Currency translation differences (net of taxes of $(16) and $(23))	(41)	(41)
Available-for-sale financial instruments (net of taxes of $1 and $(2))	(6)	11
Cash flow hedges (net of taxes of $1 and $6)	(2)	(15)
Actuarial gain (loss) on retirement benefit obligations (net of taxes of $(10) and $25)	24	(58)

Total other comprehensive loss for the period	(25)	(103)

Total comprehensive income for the period	$462	$823

Other comprehensive loss attributable to:
Non-controlling interests	(1)	(2)
Shareholders of the company	(24)	(101)

	(25)	(103)

Comprehensive income attributable to:
Non-controlling interests	25	28
Shareholders of the company	437	795

	$462	$823

The accompanying notes are an integral part of these financial statements.

31	Teck Resources Limited 2011 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended March 31
(Cdn$ in millions)	2011	2010

Operating activities
Profit for the period	$487	$926
Items not affecting cash
Depreciation and amortization	216	233
Provision for deferred income and resource taxes	81	39
Share of loss of associates	3	1
Gain on sale of investments and assets	(10)	(712)
Unrealized loss (gain) on derivatives	6	(40)
Foreign exchange gains	(10)	(55)
Loss on debt repurchase	-	33
Finance expense	131	193
Finance income	(25)	(26)
Other	(5)	(26)

	874	566
Net change in non-cash working capital items	(120)	(53)
	754	513
Investing activities
Purchase of property, plant and equipment	(226)	(147)
Purchase of financial investments and other assets	(18)	(4)
Proceeds from the sale of investments and other assets	21	1,082
Decrease in restricted cash	-	91

	(223)	1,022
Financing activities
Repayment of debt	(67)	(2,019)
Debt interest paid	(34)	(33)
Issuance of Class B subordinate voting shares	3	4
Dividends paid	(177)	-
Distributions to non-controlling interests	(21)	(13)

	(296)	(2,061)

Effect of exchange rate changes on cash and cash equivalents	(21)	(29)

Increase (decrease) in cash and cash equivalents	214	(555)

Cash and cash equivalents at beginning of period	832	1,331

Cash and cash equivalents at end of period	$1,046	$776

The accompanying notes are an integral part of these financial statements.

32	Teck Resources Limited 2011 First Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

	March 31,	December 31,	January 1,
(Cdn$ in millions)	2011	2010	2010

ASSETS

Current assets
Cash and cash equivalents	$1,046	$832	$1,331
Trade accounts receivable and other	1,060	1,094	973
Inventories	1,390	1,374	1,366
	3,496	3,300	3,670

Investments	341	347	247
Investments in associates	662	659	650
Property, plant and equipment	22,223	22,309	22,567
Deferred income and resource tax assets	300	345	293
Other assets	477	458	381
Goodwill	1,627	1,637	1,662
	$29,126	$29,055	$29,470
LIABILITIES AND EQUITY

Current liabilities
Trade accounts payable and accrued liabilities	$1,297	$1,347	$1,096
Dividends payable	-	177	-
Current income and resource taxes payable	150	161	149
Debt	63	65	1,121

	1,510	1,750	2,366

Debt	4,723	4,883	6,884
Deferred income and resource tax liabilities	4,928	4,899	4,653
Retirement benefit obligations	520	546	470
Other liabilities and provisions	1,105	1,082	640

Equity
Attributable to shareholders of the company	16,216	15,773	14,356
Attributable to non-controlling interests	124	122	101
	16,340	15,895	14,457
	$29,126	$29,055	$29,470

The accompanying notes are an integral part of these financial statements.

33	Teck Resources Limited 2011 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Changes in Equity
(Unaudited)

	Three months ended March 31,		Year ended December 31
(Cdn$ in millions)	2011	2010	2010

Class A common shares (Note 6)	$7	$7	$7

Class B subordinate voting shares (Note 6)
Beginning of period	6,795	6,750	6,750
Issued on exercise of options	3	6	45

End of period	6,798	6,756	6,795

Retained earnings
Beginning of period	8,840	7,398	7,398
Profit for the period attributable to shareholders of the company	461	896	1,820
Dividends declared	-	-	(295)
Actuarial gain (loss) on retirement benefit obligations	24	(58)	(83)

End of period	9,325	8,236	8,840

Contributed surplus
Beginning of period	84	85	85
Share-based payment expense (Note 6(a))	3	2	11
Transfer to Class B subordinate voting shares on exercise of options	-	(1)	(12)

End of period	87	86	84

Accumulated other comprehensive income (loss) attributable to shareholders of the company (Note 6(b))

Beginning of period	47	116	116
Other comprehensive loss before actuarial gain (loss) on retirement benefit obligations	(48)	(43)	(69)

End of period	(1)	73	47

Non-controlling interests
Beginning of period	122	101	101
Total comprehensive income	25	28	113
Other	(2)	(1)	(3)
Dividends or distributions	(21)	(13)	(89)

End of period	124	115	122

Total equity	$16,340	$15,273	$15,895

The accompanying notes are an integral part of these financial statements.

34	Teck Resources Limited 2011 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

1.	BASIS OF PREPARATION AND FIRST-TIME ADOPTION OF IFRS

We prepare our financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, we have commenced reporting on this basis in these condensed interim consolidated financial statements. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting (“IAS 34”) and IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”). Subject to certain transition elections disclosed below, we have consistently applied the same accounting policies in our opening IFRS balance sheet as at January 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 10 discloses the impact of the transition to IFRS on our reported balance sheet, comprehensive income and cash flows, including the nature and effect of significant changes in accounting policies from those used in our consolidated financial statements for the year ended December 31, 2010.

The policies applied in these condensed consolidated financial statements are presented in Note 2 and are based on IFRS issued and outstanding as of April 18, 2011, the date the Board of Directors approved the financial statements. Any subsequent changes to IFRS that are given effect in our annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

The condensed interim consolidated financial statements should be read in conjunction with our Canadian GAAP annual financial statements for the year ended December 31, 2010. Note 10 discloses IFRS information for the year ended December 31, 2010 that is material to the understanding of these condensed consolidated interim financial statements.

We applied IFRS 1 in preparing these first IFRS consolidated interim financial statements. The effects of the transition to IFRS on equity, total comprehensive income and cash flows are presented in Note 10.

First-time Adoption Exemptions Applied

IFRS 1, which governs the first-time adoption of IFRS, generally requires accounting policies to be applied retrospectively to determine the opening balance sheet on our transition date of January 1, 2010, and allows certain exemptions on the transition to IFRS. The elections we have chosen to apply and that are considered significant to the company include decisions to:

●	not restate previous business combinations and the accounting thereof;

●
measure property, plant and equipment associated with the Duck Pond and Pend Oreille mines at deemed cost, being the carrying value of property, plant and equipment at the date of previously recorded impairments;

●
recognize all cumulative actuarial gains and losses on defined benefit pension plans and non-pension post-retirement benefit plans as at January 1, 2010, the date of transition, within retained earnings;

●	not apply IFRS 2, Share-based Payments to liabilities arising from share-based payment transactions that were settled before January 1, 2010;

35	Teck Resources Limited 2011 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

1.	BASIS OF PREPARATION AND FIRST-TIME ADOPTION OF IFRS, continued

●
apply IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities (“IFRIC 1”) as of the date of transition to IFRS. IFRIC 1 requires specified changes in decommissioning, restoration or similar liabilities to be added to or deducted from the cost of the asset to which it relates and the adjusted depreciable amount of the asset to then be depreciated prospectively over its remaining useful life;

●	apply the requirements of IAS 23, Borrowing Costs to capitalize borrowing costs on qualifying assets effective June 1, 2009;

●	reset the cumulative translation difference reserve for all foreign operations to zero at the date of transition to IFRS; and

●	not retrospectively apply the requirements of IAS 32, Financial Instruments - Presentation to compound financial instruments settled before January 1, 2010.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The exemptions we have taken in applying IFRS for the first time are set out in Note 1.

Basis of Presentation

Our consolidated financial statements include the accounts of Teck Resources Limited and all of its subsidiaries. Our significant operating subsidiaries include Teck Metals Ltd. (“TML”), Teck American Inc. (“TAI”), Teck Alaska Inc. (“TAK”), Teck Highland Valley Copper Partnership (“Highland Valley Copper”), Teck Coal Partnership (“Teck Coal”), Compañia Minera Teck Quebrada Blanca S.A. (“Quebrada Blanca”) and Compañia Minera Teck Carmen de Andacollo (“Andacollo”).

All subsidiaries are entities that we control, either directly or indirectly, where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This control is evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. All of our inter-company balances and transactions, including unrealized profits and losses arising from intra-group transactions, have been eliminated in full. For subsidiaries that we control, but do not own 100% of, the net assets and net earnings attributable to outside shareholders are presented as amounts attributable to non-controlling interests in the consolidated balance sheet and consolidated statement of income.

All dollar amounts are presented in Canadian dollars unless otherwise specified.

Use of Estimates

The preparation of our condensed interim consolidated financial statements in conformity with IAS 34 and IFRS 1 requires estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant areas where judgment is applied include asset and investment valuations, ore reserve and resource estimation, finished and in-process inventory quantities, plant and equipment lives, goodwill, provisions and contingent liabilities including matters in litigation, tax provisions, deferred tax balances and the timing of their reversal, decommissioning and restoration provisions, environmental disturbance restoration provisions, pension and other post-retirement benefits and other accrued liabilities. Actual results could differ from our estimates.

36	Teck Resources Limited 2011 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Interests in Joint Ventures

A joint venture can take the form of a jointly controlled entity, jointly controlled operation or jointly controlled asset. All joint ventures involve a contractual arrangement that establishes joint control. A jointly controlled entity is an entity in which we share joint control over the strategic, financial and operating decisions with one or more venturers through the establishment of a corporation, partnership or other entity. A jointly controlled operation involves the use of the assets and resources of the venturers rather than the establishment of a corporation, partnership or other entity. The operation incurs its own expenses and liabilities and raises its own finances. A jointly controlled asset involves joint control of one or more of the assets acquired or contributed for the purpose of the joint venture. Each venturer takes on a share of the output from the assets and bears an agreed share of the expenses.

All joint ventures are accounted for using the proportionate consolidation method. Our proportionate share of the assets, liabilities, revenues, expenses, and cash flows of the joint venture are included in our consolidated financial statements.

Investments in Associates

Investments over which we exercise significant influence and which are neither subsidiaries nor interests in joint ventures, are associates. Investments in associates are accounted for using the equity method, except when classified as held for sale.

The equity method involves the recording of the initial investment at cost and the subsequent adjusting of the carrying value of the investment for our proportionate share of the profit or loss and any other changes in the associates’ net assets such as dividends.

Our proportionate share of the associate’s profit or loss is based on its most recent financial statements. Where there are differences in the associate’s reporting period, financial statements are aligned to our reporting date or adjustments are made to reflect any material transactions or events that occur between the different dates. Adjustments are made to align any inconsistencies between our accounting policies and our associate’s policies before applying the equity method. Adjustments are also made to account for depreciable assets based on their fair values at the acquisition date and for any impairment losses recognized by the associate.

If our share of the associate’s losses equals or exceeds our investment in the associate, recognition of further losses is discontinued. After our interest is reduced to zero, additional losses will be provided for and a liability recognized, only to the extent that we have incurred legal or constructive obligations or made payments on behalf of the associate. If the associate subsequently reports profits, we resume recognizing our share of those profits only after our share of the profits equals the share of losses not recognized.

At each balance sheet date, we assess our investments in associates for indicators of impairment.

Foreign Currency Translation

The functional currency for each of our subsidiaries and for joint ventures and associates is the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the functional currency of the entity at the exchange rate in existence at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the period end date exchange rates. Non-monetary items which are measured using historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

37	Teck Resources Limited 2011 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The functional currency of Teck Resources Limited, the parent entity, is the Canadian dollar, which is also the presentation currency of our consolidated financial statements.

Foreign operations are translated from their functional currencies into Canadian dollars on consolidation. Items in the statement of income are translated using weighted average exchange rates that reasonably approximate the exchange rate at the transaction date. Items in the balance sheet are translated at the closing spot exchange rate. Exchange differences on the translation of the net assets of entities with functional currencies other than the Canadian dollar, and any offsetting exchange differences on net debt used to hedge those assets, are recognized in a separate component of equity through other comprehensive income.

Exchange differences that arise relating to long-term intercompany balances that form part of the net investment in a foreign operation are also recognized in this separate component of equity through other comprehensive income.

On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange differences recorded in a separate component of equity is recognized in the statement of income.

Revenue Recognition

Sales are recognized when the rights and obligations of ownership pass to the customer and the price is reasonably determinable. The majority of our cathode and metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. For these sales, the price is determined on a provisional basis at the date of sale and revenues are recorded at that time based on forward prices.

Adjustments are made to the sale price in subsequent periods based on movements in quoted market prices up to the date of final pricing. As a result, the value of our cathode and concentrate sales receivables change as the underlying commodity market prices vary and this adjustment mechanism has the characteristics of a derivative. Accordingly, the fair value of the receivable is adjusted each reporting period by reference to forward market prices and the changes in fair value are recorded as an adjustment to other operating income (expense).

Financial Instruments

We recognize financial assets and liabilities on the balance sheet when we become a party to the contractual provisions of the instrument.

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Cash and cash equivalents are designated as at fair value through profit or loss.

Trade receivables and payables

Trade receivables and payables are non-interest bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity. Where necessary, trade receivables are net of allowances for uncollectable amounts. We may enter into transactions to sell trade receivables to third parties. If the risks and rewards of ownership of the receivables are transferred to the purchaser, we account for the transaction as a sale and derecognize the trade receivables.

38	Teck Resources Limited 2011 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Investments in marketable securities

Investments in marketable securities are designated as available-for-sale and recorded at fair value. Fair values are determined by reference to quoted market prices at the balance sheet date. Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income until investments are disposed of or when there is objective evidence of an impairment in value. Investment transactions are recognized on the trade date with transaction costs included in the underlying balance.

At each balance sheet date, we assess for any objective evidence of an impairment in value of our investments and record such impairments in earnings for the period. If an impairment of an investment in a marketable equity security has been recorded in earnings, it cannot be reversed in future periods.

Debt

Debt is initially recorded at total proceeds received less direct issuance costs. Debt is subsequently measured at amortized cost, calculated using the effective interest rate method.

Derivative instruments

Derivative instruments, including embedded derivatives, are recorded at fair value through profit or loss and accordingly are recorded on the balance sheet at fair value. Unrealized gains and losses on derivatives held for trading are recorded as part of other gains (losses) in earnings. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.

Hedging

Certain derivative investments may qualify for hedge accounting. For fair value hedges, any gains or losses on the hedging instrument relating to both the effective and ineffective portion of the hedge are recognized in earnings, which offset the fair value changes in the hedged item.

For cash flow hedges, any unrealized gains and losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income. Gains and losses are recognized in earnings upon settlement of the hedging instrument, when the hedged item ceases to exist, or when the hedge is determined to be ineffective.

For hedges of net investments in foreign operations, any foreign exchange gains or losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income. Gains and losses are recognized in earnings on the ineffective portion of the hedge, or when there is a disposal or partial disposal of a foreign operation being hedged.

Inventories

Finished products, work in process and raw materials inventories are valued at the lower of cost and net realizable value. Raw materials include concentrates for use at smelting and refining operations. Work in process inventory includes inventory in the milling, smelting or refining process and stockpiled ore at mining operations.

For work in process and finished product inventories, cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Waste rock stripping costs related to mine production are included in the cost of inventories as incurred.

39	Teck Resources Limited 2011 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

When inventories have been written down to net realizable value, we make a new assessment of net realizable value in each subsequent period. If the circumstances that caused the write-down no longer exist, the remaining amount of the write-down is reversed.

We use both joint-product and by-product costing for work in process and finished product inventories. Joint costing is applied to primary products at the Red Dog, Antamina and Duck Pond mines and the Trail operations, where the profitability of the operations is dependent upon the production of a number of primary products. Joint costing allocates total production costs based on the relative values of the products. Where by-product costing is used, by-products are allocated the incremental costs of processes that are specific to the production of that product.

Supplies inventory is valued at the lower of the average cost and net realizable value. Cost includes acquisition, freight and other directly attributable costs.

Property, Plant and Equipment

Land, buildings, plant and equipment

Land, buildings, plant and equipment are recorded at cost, being the purchase price and the directly attributable costs to bring the assets to the location and condition necessary for it to be capable of operating in the manner intended by management.

Amortization of mobile equipment, buildings used for production, and plant and processing equipment at our mining operations is calculated on a units-of-production basis over the lesser of the assets’ remaining useful lives or the proven and probable ore reserves. Amortization of buildings not used for production, and plant and equipment at our smelting operations is calculated on a straight-line basis over the assets’ estimated useful lives. Where components of an asset have different useful lives, depreciation is calculated on each separate part. Amortization commences when an asset is available for use. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

The expected useful lives are as follows:

Buildings (not used in production)	3 – 40 years

Plant and Equipment (smelting operations)	8 – 25 years

Mineral properties and mine development costs

The cost of acquiring and developing mineral properties or property rights, including waste rock stripping costs related to mine development and costs incurred during production to increase future output by providing access to additional sources of reserves, are deferred. Once available for use, mineral properties and mine development costs are amortized on a units-of-production basis over the proven and probable reserves to which they relate.

Underground mine development costs are amortized using the block amortization method where development costs associated with each distinct section of the mine are amortized over the reserves to which they relate.

40	Teck Resources Limited 2011 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Exploration and evaluation costs

Exploration and evaluation costs are charged to earnings in the year in which they are incurred, except where these costs relate to specific properties for which resources, as defined under National Instrument 43-101, exist and it is expected that the expenditure can be recovered by future exploitation or sale, in which case they are capitalized. Capitalized exploration and evaluation costs are considered to be tangible assets. These assets are not depreciated as they are not currently available for use. When proven and probable reserves are determined and development is approved, capitalized exploration and evaluation costs are reclassified to mineral properties and leases or capital work-in-progress within property, plant and equipment.

Development costs of oil sand properties

The costs of acquiring, exploring, evaluating and developing oil sands properties are capitalized when it is expected that these costs will be recovered through future exploitation or sale of the property. Capitalized development costs of oil sand properties are considered to be tangible assets. These assets are not depreciated as they are not currently available for use. When proven and probable reserves are determined and development is approved, capitalized development costs for oil sand properties are reclassified to mineral properties and leases or capital work-in-progress within property, plant and equipment.

Capital work in progress

Assets in the course of construction are capitalized as capital work in progress. Capital work in progress is not depreciated. On completion, the cost of construction is transferred to the appropriate category of property, plant and equipment and depreciation commences when the asset is available for its intended use.

Impairment of tangible assets

The carrying amounts of non-current assets are reviewed for impairment whenever facts and circumstances suggest that the carrying amounts may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. The recoverable amount of an asset is determined as the higher of its fair value less cost to sell and its value in use. An impairment loss exists if the asset’s carrying amount exceeds the recoverable amount and is recorded as an expense immediately. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs is determined.

Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted. Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. For mining assets, fair value less cost to sell is often estimated using a discounted cash flow approach as a fair value from an active market or binding sale agreement is not readily available. Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources, operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate.

When there is an indication of impairment of exploration and evaluation assets or oil sands development costs, impairment will be assessed at the area of interest or geographical region level, respectively, representing a CGU.

41	Teck Resources Limited 2011 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Tangible assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstances indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior periods. A reversal of an impairment loss is recognized into earnings immediately.

Repairs and maintenance

Repairs and maintenance costs, including shutdown maintenance costs, are charged to expense as incurred, except when these repairs significantly extend the life of an asset or result in an operating improvement. In these instances the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

Borrowing costs

We capitalize borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to get ready for its intended use. We begin capitalizing borrowing costs when expenditures are incurred and activities are undertaken to prepare the asset for its intended use. The amount of borrowing costs capitalized cannot exceed the actual amount of borrowing costs incurred during the period. All other borrowing costs are expensed as incurred.

We discontinue the capitalization of borrowing costs when substantially all of the activities necessary to prepare the qualifying asset for its intended use or sale are complete. Capitalized borrowing costs are amortized over the useful life of the related asset.

Leased assets

Leased assets in which we receive substantially all of the risks and rewards of ownership of the asset are capitalized as finance leases at the lower of the fair value of the asset or the estimated present value of the minimum lease payments. The corresponding lease obligation is recorded within debt on the balance sheet.

Assets under operating leases are not capitalized and rental payments are included in earnings based on the terms of the lease.

Goodwill

We allocate goodwill arising from business combinations to each CGU or group of CGUs that are expected to receive the benefits from the business combination. Irrespective of any indication of impairment, the recoverable amount of the CGU or group of CGUs to which goodwill has been allocated is tested annually for impairment and when there is an indication that the goodwill may be impaired. Any impairment is recognized as an expense immediately. Any impairment of goodwill is not subsequently reversed.

Current and Deferred Taxes

Taxes, comprising both income and resource taxes, accounted for as income taxes, are recognized in the statement of income, except where they relate to items recognized in other comprehensive income or directly in equity, in which case the related taxes are recognized in other comprehensive income or equity. Taxes on income in interim periods are recorded using the tax rate that would be applicable to expected annual profit.

Current taxes receivable or payable are estimated on taxable income for the current year at the statutory tax rates enacted or substantively enacted.

42	Teck Resources Limited 2011 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Deferred tax assets and liabilities are recognized based on the difference between the tax and accounting values of assets and liabilities and are calculated using enacted or substantively enacted tax rates for the periods in which the differences are expected to reverse. The effect of tax rate changes is recognized in earnings or equity, as the case may be, in the period of substantive enactment.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits of the relevant entity or group of entities, in a particular jurisdiction, will be available against which the assets can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, joint ventures and associates. However, we do not recognize such deferred tax liabilities where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

As an exception, deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither accounting profit nor taxable profit.

We are subject to assessments by various taxation authorities that may interpret tax legislation differently. The final amount of taxes to be paid depends on a number of factors including the outcomes of audits, appeals, or negotiated settlements. We account for such differences based on our best estimate of the probable outcome of these matters.

Employee Benefits

Defined benefit pension plans

Defined benefit pension plan obligations are based on actuarial determinations. The projected unit credit method is used to determine the defined benefit obligations, the related current service costs and, where applicable, the past service costs. Actuarial assumptions used in the determination of defined benefit pension plan liabilities and non-pension post-retirement benefits are based upon our best estimates, including discount rates, expected plan performance, salary escalation, expected health care costs and retirement dates of employees. The expected return on plan assets is estimated based on the fair value of plan assets, asset allocation and expected long-term rates of return.

Past service costs are recognized as an expense on a straight-line basis evenly throughout the vesting period. To the extent that the benefits are already vested, immediately following the introduction of changes to a defined benefit plan, the past service costs are expensed.

Actuarial gains and losses, which can arise from differences between expected and actual outcomes or changes in actuarial assumptions, are recognized immediately through other comprehensive income and directly into retained earnings.

Defined contribution pension plans

The cost of providing benefits through defined contribution plans is charged to earnings as the obligation to contribute is incurred.

Non-pension post-retirement plans

We provide certain health care benefits for certain employees when they retire. Non-pension post-retirement plan obligations are based on actuarial determinations. The cost of these benefits is expensed over the period in which the employees render services. These non-pension post-retirement benefits are funded by us as they become due.

43	Teck Resources Limited 2011 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of share options and other equity-settled share-based payment arrangements is recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period. For employees eligible for normal retirement prior to vesting, the expense is charged to earnings over the period from the grant date to the date they are eligible for retirement. Where awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognized is proportionately reversed in the period the forfeiture occurs.

Share-based payment expense relating to cash-settled awards, including deferred and restricted share units is accrued over the vesting period of the units based on the quoted market value of Class B subordinate voting shares. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price.

Provisions

Decommissioning and restoration provisions

Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operations are initially recognized and recorded as a liability based on estimated future cash flows discounted at a credit adjusted risk free rate. The decommissioning and restoration provision (“DRP”) is adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the credit-adjust risk-free discount rate.

The liability is also accreted to full value over time through periodic charges to earnings. This unwinding of the discount is charged to financing expense in the statement of income.

The amount of the DRP initially recognized is capitalized as part of the related asset’s carrying value and amortized to earnings. The method of amortization follows that of the underlying asset. The costs related to a DRP are only capitalized to the extent that the amount meets the definition of an asset and can bring about future economic benefit. For a closed site or where the asset which generated a DRP no longer exists, there is no longer future benefit related to the costs and as such, the amounts are expensed. For operating sites, a revision in estimates or a new disturbance will result in an adjustment to the liability with an offsetting adjustment to the capitalized retirement cost. For closed sites, adjustments to the DRP that are required as a result of changes in estimates are charged to earnings in the period in which the adjustment is identified.

Environmental disturbance restoration provisions

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset and are referred to as environmental disturbance restoration provisions (“EDRP”). The costs associated with an EDRP are accrued and charged to earnings in the period in which the event giving rise to the liability occurs. Any subsequent adjustments to an EDRP due to changes in estimates are also charged to earnings in the period of adjustment. These costs are not capitalized as part of the long-lived asset’s carrying value.

Other provisions

Provisions are recognized when a present legal or constructive obligation exists, as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted using an appropriate current market-based pre-tax discount rate.

44	Teck Resources Limited 2011 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Research and Development

Research costs are expensed as incurred. Development costs are only deferred when the product or process is clearly defined, the technical feasibility has been established, the future market for the product or process is clearly defined and we are committed to, and have the resources to, complete the project.

Earnings per Share

Earnings per share is calculated based on the weighted average number of shares outstanding during the year. For diluted earnings per share, dilution is calculated based upon the net number of common shares issued should “in-the-money” options and warrants be exercised and the proceeds used to repurchase common shares at the average market price in the year. Dilution from convertible securities is calculated based on the number of shares to be issued after taking into account the reduction of the related after-tax interest expense.

3.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended March 31
(Cdn$ in millions)	2011	2010

Gain on sale of assets	$5	$710
Commodity derivatives	(7)	6
Pricing adjustments (a)	(28)	4
Other	3	(5)
	$(27)	$715

a)	Pricing Adjustments

Sales and purchases of metals in concentrates and cathodes are recognized on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs on shipment. However, the final pricing for the product sold and purchased is not determined at that time as it is contractually linked to market prices at a subsequent date. These arrangements have the characteristics of a derivative instrument as the value of our receivables and payables will vary as prices for the underlying commodities vary in the metal markets. These pricing adjustments result in gains (losses from purchases) in a rising price environment and losses (gains for purchases) in a declining price environment and are recorded as other operating income (expense). The net income impact of gains and losses on these financial instruments is mitigated by smelter price participation, royalty interests, taxes and non-controlling interests. Included in pricing adjustments for the quarter, was a $12 million loss on silver contained in concentrate purchased at Trail.

Our receivables and payables related to provisionally priced products are valued at March 31, 2011 as follows:

(pounds in millions)	Outstanding pounds	US$/lb

Copper sold	128	4.27
Zinc sold	116	1.06
Zinc purchased	67	1.06

45	Teck Resources Limited 2011 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

4.	FINANCE EXPENSE

	Three months ended March 31
(Cdn$ in millions)	2011	2010

Debt interest	$97	$155
Financing fees and amortization	3	6
Pension interest	23	25
Decommissioning and restoration accretion	13	7
Capitalized interest	(5)	-

	$131	$193

5.	NON-OPERATING INCOME (EXPENSE)

	Three months ended March 31
(Cdn$ in millions)	2011	2010

Foreign exchange gains	$9	$48
Other derivative gains	1	36
Debt repurchase and financing costs	-	(33)
Other	5	2

	$15	$53

6.	EQUITY

a)	Share-Based Payments

During the first quarter of 2011, we granted 907,975 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $58.73, a term of 10 years and vest in equal amounts over three years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $19.44 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on an average expected option life of 4 years, a risk-free interest rate of 2.63%, a dividend yield of 1.02% and an expected volatility of 41%.

During the first quarter of 2011, we issued 385,260 deferred and restricted share units to employees. Deferred and restricted share units issued vest in three years for employees. The total number of deferred and restricted share units outstanding at March 31, 2011 was 4,008,450.

A stock-based compensation recovery of $15 million (2010 - $32 million expense) was recorded for the three months ended March 31, 2011 in respect of all outstanding share options and units.

46	Teck Resources Limited 2011 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

6.	EQUITY, continued

b)	Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are:

	March 31,	March 31,	December 31,
(Cdn$ in millions)	2011	2010	2010
Currency translation adjustment	$(108)	$(41)	$(67)
Unrealized gains on investments (net of tax of $(13), $(15) and $(14))	103	112	109
Unrealized gains on cash flow hedges (net of tax of $(1), $nil and $(2))	1	-	3
	$(4)	$71	$45

Accumulated other comprehensive income (loss) attributable to:
Non-controlling interests	$(3)	$(2)	$(2)
Shareholders of the company	(1)	73	47
	$(4)	$71	$45

7.	SEGMENT INFORMATION

We have five reportable segments: copper, coal, zinc, energy and corporate, based on the primary products we produce and our development projects. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other corporate income (expense) includes general and administrative costs, research and development, and other income (expense). The information reported below is based on the information provided to our Chief Executive Officer, the chief operating decision maker.

47	Teck Resources Limited 2011 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

	Three months ended March 31, 2011
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segment revenues	773	1,019	634	-	-	2,426
Less: Inter-segment revenues	-	-	(60)	-	-	(60)

Revenues	773	1,019	574	-	-	2,366

Gross profit	398	356	143	-	-	897
Other income (expenses)	(28)	-	(25)	-	(12)	(65)

Profit from operations	370	356	118	-	(12)	832

Net finance expense	(1)	(7)	(4)	-	(94)	(106)
Non-operating income (expenses)	-	-	-	-	15	15
Share of profit from associates	-	-	-	(2)	(1)	(3)

Profit before tax	369	349	114	(2)	(92)	738

Total assets	6,992	16,454	2,766	1,071	1,843	29,126

Capital expenditures	109	94	9	13	1	226

48	Teck Resources Limited 2011 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

7.	SEGMENT INFORMATION, continued

	Three months ended March 31, 2010
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segment revenues	594	790	565	-	-	1,949
Less: Inter-segment revenues	-	-	(54)	-	-	(54)

Revenues	594	790	511	-	-	1,895

Gross profit	299	178	144	-	-	621
Other income (expenses)	24	24	634	-	(54)	628

Profit from operations	323	202	778	-	(54)	1,249

Net finance expense	(2)	(1)	(5)	-	(159)	(167)
Non-operating income (expenses)	-	-	(1)	-	54	53
Share of profit from associates	-	-	-	(1)	-	(1)

Profit before tax	321	201	772	(1)	(159)	1,134

Total assets	6,939	16,170	2,542	1,018	1,435	28,104

Capital expenditures	101	36	8	-	2	147

Sales between segments are carried out at arm’s length.

8.	CONTINGENCIES

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at March 31, 2011, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin (Lake Roosevelt)

Teck American continued studies under the 2006 settlement agreement with the US Environmental Protection Agency (“EPA”) to conduct a remedial investigation on the Upper Columbia River in Washington State.

Discovery and motion proceedings continue in the Lake Roosevelt litigation in the Federal District Court for the Eastern District of Washington. The first phase of the case, dealing with liability under CERCLA for cost recovery and natural resource damages, is scheduled to be tried in June 2011.

There is no assurance that we will ultimately be successful in our defense of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that remediation should be undertaken. If remediation is required and damage to resources found, the cost of remediation may be material.

49	Teck Resources Limited 2011 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

9.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter.

10.	FIRST-TIME ADOPTION OF IFRS

a)	Reconciliation of Equity

A reconciliation between Canadian GAAP and IFRS Equity as at January 1, 2010 (date of transition to IFRS), March 31, 2010 and December 31, 2010 is provided below.

(Cdn$ in millions)	Note	January 1 2010	March 31 2010	December 31 2010

Equity under Canadian GAAP		$14,591	$15,493	$16,176
Decommissioning and restoration provisions	(i)	175	162	142
Borrowing costs	(ii)	(54)	(54)	(44)
Employee benefits	(iii)	(363)	(437)	(445)
Financial instruments	(iv)	(32)	(30)	(19)
Foreign currency translation	(v)	(2)	(27)	(41)
Reversal of impairment	(vi)	22	22	22
Provisions	(vii)	(4)	(4)	(6)
Income and resources taxes	(viii)	124	148	110
Total IFRS adjustments to equity		(134)	(220)	(281)

Equity under IFRS		$14,457	$15,273	$15,895

The following paragraphs explain the significant differences between Canadian GAAP and the current IFRS accounting policies applied by the Company. These differences result in the adjustments in the table above.

i)	Decommissioning and restoration provisions

The adjustment on transition to IFRS measures the DRP (referred to as an Asset Retirement Obligation under Canadian GAAP) in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”). We applied the IFRS 1 exemption to not retrospectively apply IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities (Note 1). This optional exemption allowed us to apply a short-cut method and record an adjustment for the opening depreciated cost of the decommissioning and restoration asset under IFRS on transition. Accordingly, we recorded an adjustment to increase the DRP asset by $65 million and an adjustment to reduce the DRP liability by $110 million for a total adjustment that increased equity by $175 million on transition to IFRS.

As at March 31, 2010 and December 31, 2010, the adjustments to equity include those noted above for DRPs and the adjustments described below in the comprehensive income reconciliation.

50	Teck Resources Limited 2011 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

10.	FIRST-TIME ADOPTION OF IFRS, continued

ii)	Borrowing costs

Under Canadian GAAP, borrowing costs can be capitalized for investments accounted for using the equity method, provided that the investee has activities in progress necessary to commence its planned principal operations, and the investee’s activities include the use of funds from the investor to acquire qualifying assets for its operations. Under IFRS, capitalization of borrowing costs by the parent on projects being performed by an associate is not permitted as an investment in an associate is not considered a qualifying asset. Borrowing costs may only be capitalized if the associate has its own borrowings and a qualifying asset. Accordingly, we have recorded an adjustment of $54 million on transition to reverse all borrowing costs previously capitalized under Canadian GAAP for the Fort Hills Oil Sands Project.

We have selected June 1, 2009 as the date we will begin applying IAS 23, Borrowing Costs to capitalize borrowing costs on qualifying projects. As at January 1, 2010, no qualifying projects that commenced after June 1, 2009 had material expenditures and accordingly, did not result in the capitalization of any borrowing costs.

As at March 31, 2010 and December 31, 2010, the adjustments to equity include the adjustment noted above for borrowing costs and the adjustments described below in the comprehensive income reconciliation.

iii)	Employee benefits

Actuarial gains and losses result from differences between the actuarial liabilities and the amounts recorded in the financial statements. IFRS 1 allows for an optional exemption on first-time adoption of IFRS to recognize all previously recorded unamortized actuarial gains and losses immediately to retained earnings on the transition date. If this exemption is not taken, actuarial gains and losses would have to be calculated under IFRS from the inception of each of our defined benefit pension and non-pension post-retirement benefit plans. We have elected to take this exemption (Note 1) and thus, have recognized cumulative unamortized actuarial gains and losses into retained earnings for all defined benefit pension and non-pension post-retirement benefit plans on transition to IFRS. This reduced our IFRS equity by $287 million on January 1, 2010.

Under Canadian GAAP, past service costs are deferred and amortized on a straight line basis over the expected average remaining service life of employee. IFRS requires all vested past service costs to be immediately recognized into earnings. An adjustment of $76 million was recorded to expense all vested past service costs into retained earnings on transition.

As at March 31, 2010 and December 31, 2010, the adjustments to equity include those noted above for employee benefits and the adjustments described below in the comprehensive income reconciliation.

iv)	Financial instruments

Under Canadian GAAP, when the quantity to be purchased (or notional amount) in a contract that otherwise meets the definition of a derivative is not specified or otherwise determinable, the arrangement does not meet the definition of a derivative. Under IFRS, there is no similar exclusion and as such, if the quantity to be purchased is not specified, a reliable estimate would be required and if a reliable estimate could not be made, the whole contract would be accounted for as a derivative. As a result of this difference, an additional embedded derivative was recorded on transition to IFRS. This reduced equity by $32 million on January 1, 2010.

As at March 31, 2010 and December 31, 2010, this embedded derivative was marked to market through profit and loss and accordingly the equity impact increased at these dates. Refer to the discussion below in the comprehensive income reconciliation.

51	Teck Resources Limited 2011 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

10.	FIRST-TIME ADOPTION OF IFRS, continued

v)	Foreign currency translation

The foreign currency adjustment of $2 million relates to integrated foreign operations under Canadian GAAP. IFRS does not distinguish between integrated and self-sustaining foreign operations and the current rate method is required to be applied to all entities where the functional currency is different from the presentation currency, resulting in an adjustment on transition to IFRS. This applies to only a few of our foreign exploration operations.

As at March 31, 2010 and December 31, 2010, the adjustment to equity includes the one noted above for foreign currency and the adjustments described below in the comprehensive income reconciliation.

vi)	Reversal of impairment

Under IFRS, impairment losses recognized must be reversed if the circumstances leading to the impairment change and cause the impairment to be reduced. This is not permitted under Canadian GAAP. This applies to property, plant and equipment and exploration and evaluation assets. An adjustment of $22 million has been recorded on transition to IFRS to reverse an impairment loss previously recorded for an exploration and evaluation property that is no longer impaired at the date of transition to IFRS. No additional impairment reversals were identified on transition to IFRS.

As at March 31, 2010 and December 31, 2010, no additional impairment reversals were identified under IFRS.

vii)	Provisions

On transition to IFRS on January 1, 2010, an additional provision was identified under IAS 37 relating to a constructive obligation. Accordingly, a provision of $4 million was recorded on January 1, 2010.

As at March 31, 2010 and December 31, 2010, the adjustment to equity includes the one noted above for provisions and the adjustments described below in the comprehensive income reconciliation.

viii)	Income and resource taxes

The income and resource taxes adjustment as at January 1, 2010 includes the following items:

●
Tax effect of IFRS adjustments – An adjustment of $65 million relating to the deferred income and resource tax impact of the Canadian GAAP and IFRS reconciling differences discussed above was recorded, increasing equity on transition to IFRS.

●
Reversal of a deferred tax liability on acquisition of an asset – Under IFRS, deferred taxes cannot be recognized for the acquisition of assets that do not constitute a business combination. There is no similar prohibition under Canadian GAAP. Accordingly, on transition to IFRS, we have reversed the deferred tax liability recorded on the acquisition of an asset in a prior period that did not constitute a business combination. This increased equity by $6 million on transition to IFRS.

52	Teck Resources Limited 2011 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

10.	FIRST-TIME ADOPTION OF IFRS, continued

●
Differences on what constitutes an income tax – The definition of what constitutes an income tax is different under IFRS and Canadian GAAP. As a result, two items have been identified that will be accounted for differently under IFRS. The first is the workers’ participation at Antamina, which was accounted for as an income tax under Canadian GAAP. Worker’s participation will no longer be considered an income tax under IFRS and will instead be accounted for as an employee benefit. As a result, an adjustment of $12 million has been recorded to derecognize the deferred tax liability relating to our share of Antamina’s workers’ participation and increase equity on transition to IFRS. The second item is the Alaska Mining License Tax (“AMLT”), which was accounted for as an operating cost under Canadian GAAP. AMLT is considered a resource tax accounted for as an income tax under IFRS and accordingly, an adjustment has been recorded to recognize a deferred tax liability of $20 million for AMLT and reduce equity on transition to IFRS.

●
Uncertain tax positions – The recognition and measurement of uncertain tax positions is interpreted differently under IFRS compared to Canadian GAAP. Under IFRS there is no specific standard relating to uncertain tax positions and therefore, we have applied the recognition and measurement criteria for provisions in IAS 37 to account for uncertain tax positions. As a result, an adjustment has been recorded to recognize additional assets from uncertain tax positions on transition to IFRS. This increased equity by $61 million on transition to IFRS.

As at March 31, 2010 and December 31, 2010, the adjustments to equity include those noted above for income and resource taxes and the adjustments described below in the comprehensive income reconciliation.

b)	Reconciliation of Total Comprehensive Income

A reconciliation between the Canadian GAAP and IFRS total comprehensive income for the period ended March 31, 2010 and year ended December 31, 2010 is provided below.

(Cdn$ in millions)	Note	Three months ended March 31 2010	Year ended December 31 2010

Comprehensive Income under Canadian GAAP		$909	$1,928
Profit adjustments
Decommissioning and restoration provision	(i)	(13)	(33)
Employee benefits	(ii)	9	37
Financial instruments	(iii)	2	13
Foreign exchange	(iv)	(8)	(13)
Borrowing costs	(v)	-	10
Provisions	(vi)	-	(2)
Income and resource taxes	(vii)	(1)	(51)

Other comprehensive income adjustments
Currency translation adjustments	(viii)	(17)	(26)
Employee benefits	(ix)	(83)	(119)
Income and resource taxes	(x)	25	37
Total IFRS adjustments to comprehensive income		(86)	(147)
Comprehensive Income under IFRS		$823	$1,781

53	Teck Resources Limited 2011 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

10.	FIRST-TIME ADOPTION OF IFRS, continued

i)	Decommissioning and restoration provision

Under IFRS, the DRP is required to be recalculated using a new discount rate at each reporting period. The change in the discount rate for operating sites is adjusted through the DRP asset and DRP liability. The change in the discount rate for dormant sites is adjusted through profit and loss and the DRP liability. The change in the discount rate for dormant sites reduced comprehensive income by $12 million and $28 million for the three months ended March 31, 2010 and year ended December 31, 2010, respectively. The DRP asset amortization and DRP accretion expense increased by approximately $1 million and $5 million for the three months ended March 31, 2010 and year ended December 31, 2010, respectively, compared to Canadian GAAP.

ii)	Employee benefits – amortization of actuarial gains (losses)

As noted above, we applied the IFRS 1 optional exemption to recognize cumulative actuarial gains (losses) into retained earnings on transition to IFRS. Accordingly, the amortization of the cumulative actuarial gains (losses) recorded under the corridor method (see below) for Canadian GAAP have been reversed under IFRS. This increased comprehensive income by $9 million and $37 million for the three months ended March 31, 2010 and year ended December 31, 2010, respectively, compared to Canadian GAAP.

iii)	Financial instruments

As noted above, we recorded an additional embedded derivative on transition to IFRS on January 1, 2010. This embedded derivative is marked to market every reporting period under IFRS and accordingly, gains of $2 million and $13 million were recorded for the three months ended March 31, 2010 and year ended December 31, 2010, respectively.

iv)	Foreign exchange

On transition to IFRS, we reversed a deferred tax liability relating to the acquisition of an asset that did not constitute a business combination under IFRS. This deferred tax liability was recorded in US dollars and the foreign exchange was recorded through profit and loss under Canadian GAAP. Since this deferred tax liability was reversed on January 1, 2010, the foreign exchange recorded under Canadian GAAP has also been reversed. This reduced comprehensive income by approximately $9 million and $14 million for the three months ended March 31, 2010 and the year ended December 31, 2010, respectively. This is partially offset by $1 million in foreign exchange gains for both the three months ended March 31, 2010 and the year ended December 31, 2010 recorded as a result of the change to the current rate method for all foreign subsidiaries, as discussed above.

v)	Borrowing costs

We have selected June 1, 2009 as the date we will begin applying IAS 23, Borrowing Costs to capitalize borrowing costs on qualifying projects. For the three months ended March 31, 2010, no qualifying projects that commenced after June 1, 2009 had material expenditures and accordingly, did not result in the capitalization of any borrowing costs. For the year ended December 31, 2010, $10 million of borrowing costs were capitalized for qualifying assets at Highland Valley Copper and Teck Coal.

vi)	Provisions

The adjustment to comprehensive income for the year ended December 31, 2010 included the recording of an additional provision identified during the fourth quarter of approximately $2 million relating to a constructive obligation identified under IAS 37.

54	Teck Resources Limited 2011 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

10.	FIRST-TIME ADOPTION OF IFRS, continued

vii)	Income and resource taxes – profit adjustments

The income and resource taxes adjustment for the three months ended March 31, 2010 includes an adjustment related to the change in treatment of AMLT to a resource tax accounted for as an income tax under IFRS and the tax effect of the IFRS adjustments to profit noted above. The income and resource taxes adjustment for the year ended December 31, 2010 also includes the AMLT adjustment and the tax effect of the IFRS adjustments noted above. In addition, adjustments were made in the year ended December 31, 2010 for uncertain tax positions, which are measured differently under IFRS (refer to discussion above under equity reconciliation) and differences in the treatment of workers’ participation under IFRS compared to Canadian GAAP.

viii)	Currency translation adjustments

Certain of the IFRS adjustments are denominated in US dollars as they arise in entities with a US dollar functional currency. Foreign currency translation adjustments arise when translating these adjustments to Canadian dollars on consolidation. The foreign exchange impact has been calculated for all non-Canadian dollar adjustments and has been recorded in other comprehensive income through the foreign currency translation adjustment.

ix)	Employee benefits – actuarial gains (losses)

Under Canadian GAAP, there are two methods of recognition of actuarial gains or losses. The actuarial gains and losses can either be deferred and then amortized using the corridor method or recognized immediately into earnings. Under Canadian GAAP, we applied the corridor method for recognizing actuarial gains and losses. Under this method, cumulative differences which are greater than 10% of either the fair value of the plan assets or the accrued benefit obligation, whichever is greater, are amortized over the average remaining service life of the related employees. IFRS provides an additional option for recognizing actuarial gains and losses where an entity can recognize actuarial gains and losses through other comprehensive income and directly into retained earnings. Under IFRS, our accounting policy is to recognize actuarial gains and losses through other comprehensive income and immediately into retained earnings. Accordingly, we have recorded an adjustment of $83 million and $119 million to other comprehensive income for the three months ended March 31, 2010 and year ended December 31, 2010, respectively.

x)	Income and resource taxes – other comprehensive income adjustments

The income and resource tax adjustment to other comprehensive income relates to the tax impact of the actuarial gains (losses) recognized in other comprehensive income for the three months ended March 31, 2010 and year ended December 31, 2010.

c)	Statement of Cash Flows

The IFRS transition adjustments noted above did not have an impact on cash and cash equivalents.

The only change in cash and cash equivalents is as a result of our accounting policy to proportionately consolidate joint ventures, including jointly controlled entities. The Galore Creek Partnership (“Galore Creek”) in which we own a 50% partnership interest was previously equity accounted under Canadian GAAP as a variable interest entity and is now proportionately consolidated under IFRS as a jointly controlled entity. This change does not impact IFRS equity on January 1, 2010 or throughout 2010 and does not impact comprehensive income in 2010. The change does impact cash and cash equivalents as we proportionately consolidate Galore Creek’s cash balance under IFRS. Cash and cash equivalents increased by $2 million on January 1, 2010 and March 31, 2010 as a result of this change.

55	Teck Resources Limited 2011 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

10.	FIRST-TIME ADOPTION OF IFRS, continued

We present cash interest paid as a financing activity in our statements of cash flows under IFRS. Under Canadian GAAP, cash interest paid was included as an operating activity. This change in classification under IFRS increased our cash flow from operating activities and decreased our cash flow from financing activities by $33 million for the three months ended March 31, 2010 compared to Canadian GAAP. There is no net impact on cash and cash equivalents as a result of this presentation change.

d) Financial Statement Presentation Changes

The transition to IFRS has resulted in numerous financial statement presentation changes in our financial statements, most significantly on the consolidated statement of income. The changes to the balance sheet relate only to the further break-out of balances on the face of the balance sheet including retirement benefit provisions, deferred tax assets and investments in associates. The changes to our cash flow statement are outlined above.

The following is a summary of the significant changes to our consolidated statement of income:

●
Expenses by function and nature – our statement of income presents expenses by function. Accordingly, depreciation and amortization is no longer presented as a separate item on the statement of income but is included in cost of sales.

●
Other operating income and expenses includes items we consider to be related to the operation of our business, such as pricing adjustments from settlement receivables, commodity derivatives, gains or losses on sale of operating assets, and provisions for our closed properties. Non-operating income and expenses includes items we consider to be unrelated to the operation of our business, such as foreign exchange, debt refinancing costs and marketable securities gains and losses.

●
Finance expense – under IFRS, finance expense includes interest on debt, accretion expense for decommissioning and restoration and other provisions and interest associated with pension and post-retirement benefit obligations. Accretion and interest associated with pension and post-retirement benefit obligations were previously included in cost of sales and general and administration expense.

●	Finance income – finance income under IFRS includes interest income and return on pension plan assets.

The above changes are reclassifications within our statement of income so there is no net impact to our profit as a result of these changes.

11.	DISPOSITION

During the quarter, we entered into an agreement to sell our interest in the Carrapateena project in South Australia to an affiliate of OZ Minerals Ltd. The transaction is expected to close in the second quarter. We expect to receive cash proceeds of approximately US$134 million and record a pre-tax gain of approximately $105 million, excluding further contingent payments of up to US$25 million based on future production from the property.

56	Teck Resources Limited 2011 First Quarter News Release